         Prospectus Supplement to Prospectus dated September 21, 2000.

                                  $150,000,000

[LOGO]
                               CPG PARTNERS, L.P.

                        8.25% Notes due February 1, 2011

                                  -----------

    CPG Partners, L.P. (the operating partnership through which Chelsea Property Group, Inc. conducts its operations) will pay interest on the notes on February 1 and August 1 of each year. The first interest payment will be made on August 1, 2001. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

    We have the option to redeem all or a portion of the notes at any time at a price based on the present value on the redemption date, using a discount rate based on a U.S. Treasury security having a remaining life to maturity comparable to the notes, of the then remaining scheduled payments of principal and interest on the notes to be redeemed, plus 25 basis points, plus accrued interest. The redemption price will in no event be less than 100% of the principal amount of the notes to be redeemed.

    SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER PRIOR TO PURCHASING THE NOTES.

                                 --------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

                                                                   Per Note           Total
                                                                   --------       -------------
Initial public offering price...............................        99.022%       $148,533,000
Underwriting discount.......................................         0.650%       $    975,000
Proceeds, before expenses, to Chelsea.......................        98.372%       $147,558,000

    The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from January 26, 2001 and must be paid by the purchaser if the notes are delivered after January 26, 2001.

                                 --------------

    The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on January 26, 2001.

GOLDMAN, SACHS & CO.                                         MERRILL LYNCH & CO.
                         BANC OF AMERICA SECURITIES LLC

                                   ---------

                 Prospectus Supplement dated January 23, 2001.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY CONTAINS BASIC INFORMATION ABOUT THIS OFFERING. IT LIKELY DOES NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. FOR A MORE COMPLETE UNDERSTANDING OF THIS OFFERING, WE ENCOURAGE YOU TO READ THIS ENTIRE PROSPECTUS SUPPLEMENT AS WELL AS THE ACCOMPANYING PROSPECTUS AND ANY OTHER DOCUMENTS WE HAVE REFERRED YOU TO.

                                  THE OFFERING

Securities Offered                             $150,000,000 aggregate principal amount of
                                               8.25% notes due February 1, 2011.

Maturity                                       February 1, 2011.

Interest Payment Dates                         February 1 and August 1, beginning on
                                               August 1, 2001.

Optional Redemption                            We have the option to redeem the notes, in
                                               whole or in part, at any time, at the
                                               redemption prices described in the section
                                               "Description of the Notes" under the heading
                                               "Optional Redemption."

Ranking                                        The notes are unsecured and unsubordinated
                                               obligations and will rank on a parity with
                                               any existing and future unsecured and
                                               unsubordinated indebtedness we incur.

Use of Proceeds                                We will use the net proceeds from the
                                               offering (approximately $147.3 million) to
                                               repay $100 million of 7.75% unsecured notes
                                               due January 26, 2001, to repay borrowings
                                               (approximately $34 million) outstanding under
                                               our senior unsecured credit facility and the
                                               remainder (approximately $13.3 million) for
                                               general corporate purposes.

Limitations on Incurrence of Debt              The indenture with respect to the notes
                                               contains various covenants limiting our
                                               ability to incur additional debt.

                                USE OF PROCEEDS

    The net proceeds to us from the offering are estimated to be approximately $147.3 million. We intend to use the net proceeds of the offering to repay
$100 million of 7.75% unsecured term notes due January 26, 2001. Approximately $34 million will be used to repay existing indebtedness presently outstanding under our senior unsecured credit facility. The credit facility expires
March 30, 2003 and bears interest on the outstanding balance payable monthly at a rate of London Interbank Offering Rate plus 1.05%, or the prime rate, at our option. The average interest rate on such indebtedness was 7.65% as of January 17, 2001. The remaining proceeds (approximately $13.3 million) will be used for general corporate purposes, including the development or acquisition of additional properties and the expansion of our existing properties.

                        THE COMPANY AND THE PARTNERSHIP

OVERVIEW

    CPG Partners, L.P. is 83% owned and managed by its sole general partner, Chelsea Property Group, Inc., a real estate investment trust, or REIT, that specializes in owning, developing, leasing, marketing and managing upscale and fashion-oriented manufacturers' outlet centers. As of December 31, 2000, we wholly or partially owned 27 centers in 15 states and Japan containing approximately 8.2 million square feet of gross leasable area, or GLA. Our centers generally are located near metropolitan areas which have a population of at least one million people within a 30-mile radius, with an average annual household income greater than $50,000 or at or within 20 miles of major tourist destinations. Our existing portfolio includes properties in or near New York City, Los Angeles, San Francisco, Sacramento, Boston, Atlanta, Washington, D.C., Orlando, Portland (Oregon), Cleveland, Honolulu, the Napa Valley, Palm Springs and Tokyo and Osaka, Japan. During 1999, our portfolio generated weighted average tenant sales of $377 per square foot. Weighted average tenant sales is the total sales reported by tenants divided by their gross leasable area weighted by months in operation. At December 31, 2000, more than 600 tenants were represented in approximately 2,100 stores.

    On December 22, 2000, in partnership with Fortress Registered Investment Trust, we acquired four manufacturers' outlet centers from Prime Retail, Inc. We provide the operating management, leasing and marketing services for the properties and receive a management fee. We have a 49% economic interest in the four properties, which contain approximately 1.6 million square feet of GLA and consist of Prime Outlets at Gilroy, a 577,000 square-foot center in Gilroy, California (San Jose/ Silicon Valley region); Prime Outlets at Michigan City, a 491,000 square-foot center in Michigan City, Indiana (50 miles east of Chicago); Prime Outlets at Waterloo, a 392,000 square-foot center in Waterloo, New York (Finger Lakes region); and Prime Outlets at Kittery, a 131,000 square-foot grouping of outlets in Kittery, Maine. The four centers are currently 99% leased, with tenant sales averaging $335 per square foot during the 12 months ended September 30, 2000. The total cost of the purchase was approximately
$240 million, including the assumption of approximately $174 million of non-recourse mortgage debt maturing in 2008.

    On July 19, 2000, we announced that through a subsidiary we have been developing a new technology-based e-commerce platform. This platform will provide fashion and other retail brands their own customized direct to the consumer internet online store, incorporating e-commerce design, development, fulfillment and customer services. In consideration for such services, we will receive a percentage of each brand's online sales. To date, this has not had any material affect on our financial condition or results of operations. There is no assurance that this concept will be successful or the future impact this will have on our financial condition or results of operations.

    Unless the context otherwise requires, "Chelsea" refers to CPG Partners, L.P. and "we" and "us" refer to both CPG Partners, L.P. and Chelsea Property Group, Inc.

    Effective January 1, 2001, Chelsea GCA Realty Partnership, L.P. changed its name to CPG Partners, L.P. and Chelsea GCA Realty, Inc. changed its name to Chelsea Property Group, Inc. Chelsea is organized under the laws of the State of Delaware. Our principal executive office is located at 103 Eisenhower Parkway, Roseland, New Jersey 07068, telephone (973) 228-6111.

BUSINESS STRATEGY

    We believe our strong tenant relationships, high-quality property portfolio and managerial expertise give us significant advantages in the manufacturers' outlet business.

    STRONG TENANT RELATIONSHIPS. We maintain strong tenant relationships with high-fashion, upscale manufacturers that have a selective presence in the outlet industry, such as Armani, Brooks Brothers, Coach Leather, Cole-Haan, Donna Karan, GAP/Banana Republic, Gucci, Jones New York, Nautica, Polo Ralph Lauren, Tommy Hilfiger and Versace, as well as with national brand-name manufacturers such as Adidas, Carter's, Nike, Phillips-Van Heusen (Bass, Izod, Gant, Van Heusen) and Timberland. We believe that our ability to draw from both groups is an important factor in providing broad customer appeal and higher tenant sales.

    HIGH QUALITY PROPERTY PORTFOLIO. Our properties generated weighted average reported tenant sales during 1999 of $377 per square foot, the highest in the manufacturers' outlet industry by a wide margin. As a result, we have been successful in attracting some of the world's most sought-after brand-name designers, manufacturers and retailers and each year we have added new names to the outlet business and our centers. We believe that the quality of our centers gives us significant advantages in attracting customers and negotiating multi-lease transactions with tenants.

    MANAGEMENT EXPERTISE. We believe we have a competitive advantage in the manufacturers' outlet business as a result of our experience in the business, long-standing relationships with tenants and expertise in the development and operation of manufacturers' outlet centers. Our senior management has been recognized as leaders in the outlet industry over the last two decades. Management developed a number of the earliest and most successful outlet centers in the industry, including Liberty Village Premium Outlets (one of the first manufacturers' outlet centers in the U.S.) in 1981, Woodbury Common Premium Outlets in 1985, and Desert Hills Premium Outlets in 1990.

GROWTH STRATEGY

    We seek growth through increasing rents in our existing centers; developing new centers and expanding existing centers; and acquiring and re-developing centers.

    INCREASING RENTS AT EXISTING CENTERS. Our leasing strategy includes aggressively marketing available space and maintaining a high level of occupancy, providing for inflation-based contractual rent increases or periodic fixed contractual increases in substantially all leases, renewing leases at higher base rents per square foot, re-tenanting space occupied by underperforming tenants, and continuing to sign leases that provide for percentage rents.

    DEVELOPING NEW CENTERS AND EXPANDING EXISTING CENTERS. We believe that there continue to be significant opportunities to develop manufacturers' outlet centers across the United States and internationally. We intend to undertake such development selectively, and believe that we will have a competitive advantage in doing so as a result of our development expertise, tenant relationships and access to capital. We expect that the development of new centers and the expansion of existing centers will continue to be a substantial part of our growth strategy. We believe that our development experience and strong tenant relationships enable us to determine site viability on a timely and cost-effective basis. However, there can be no assurance that any development or expansion projects will be commenced or completed as scheduled.

    ACQUIRING AND REDEVELOPING CENTERS. We intend to selectively acquire individual properties and portfolios of properties that meet our strategic investment criteria as suitable opportunities arise. We believe that our extensive experience in the outlet center business, access to capital markets, familiarity with real estate markets and advanced management systems will allow us to evaluate and execute our acquisition strategy successfully. Furthermore, management believes that we will be able to enhance the operation of acquired properties as a result of our strong tenant relationships with both national and upscale fashion retailers, and our development, marketing and management expertise as a full-service real estate organization. Additionally, we may be able to acquire properties on a tax-advantaged basis through the issuance of partnership units. There can be no assurance that any acquisitions will be consummated or, if consummated, will result in an advantageous return on our investment.

OPERATING STRATEGY

    Our primary business objectives are to enhance the value of our properties and operations by increasing cash flow. We plan to achieve these objectives through continuing efforts to improve tenant sales and profitability, and to enhance the opportunity for higher base and percentage rents.

    LEASING. We pursue an active leasing strategy through long-standing relationships with a broad range of tenants including manufacturers of men's, women's and children's ready-to-wear, lifestyle apparel, footwear, accessories, tableware, housewares, linens and domestic goods. Key tenants are placed in strategic locations to draw customers into each center and to encourage shopping at more than one store. We continually monitor tenant mix, store size, store location and sales performance, and work with tenants to improve each center through re-sizing, re-location and joint promotion.

    MARKET AND SITE SELECTION. To ensure a sound long-term customer base, we generally seek to develop sites near densely-populated, high-income metropolitan areas, and/or at or near major tourist destinations. While these areas typically impose numerous restrictions on development and require compliance with complex entitlement and regulatory processes, we believe that these areas provide the most attractive long-term demographic characteristics.

    We generally seek to develop sites that can support at least 400,000 square feet of GLA and that offer the long-term opportunity to dominate their respective markets through a critical mass of tenants.

    MARKETING. We pursue an active, property-specific marketing strategy using a variety of media including newspapers, television, radio, billboards, regional magazines, guide books and direct mailings. The centers are marketed to tour groups, conventions and corporations; additionally, each property participates in joint destination marketing efforts with other area attractions and accommodations. Virtually all consumer marketing expenses incurred by us are reimbursable by tenants.

    PROPERTY DESIGN AND MANAGEMENT. We believe that effective property design and management are significant factors in the success of our properties and work continually to maintain or enhance each center's physical plant, original architectural theme and high level of on-site services. Each property is designed to be compatible with its environment and is maintained to high standards of aesthetics, ambiance and cleanliness in order to promote longer visits and repeat visits by shoppers.

FINANCING STRATEGY

    Our financing strategy is to maintain a strong, flexible financial position by: (a) maintaining a moderate level of leverage, (b) extending and sequencing debt maturity dates, (c) managing floating interest rate exposure and (d) maintaining liquidity. Management believes these strategies will enable us to access a broad array of capital sources, including bank and institutional borrowings, secured and unsecured debt and equity financings.

                              RECENT DEVELOPMENTS

NEW CENTERS, EXPANSIONS AND ACQUISITIONS

    Between January 1, 2000 and December 31, 2000, we added approximately
2.9 million square feet of GLA to our portfolio as a result of acquiring a 49% interest in four properties comprising 1.6 million square feet of GLA; expanding three existing wholly-owned centers by a total of 300,000 square feet of GLA; and opening four new properties comprising 1.0 million square feet of GLA. The first phases of two of the new properties, Gotemba Premium Outlets and Rinku Premium Outlets, located outside of Tokyo and Osaka, Japan, respectively, comprising 400,000 square feet of GLA, were developed by our 40%-owned joint venture, Chelsea Japan Co., Ltd. The third new property, Orlando Premium Outlets, a 428,000 square foot single-phase center, located in Orlando, Florida, is 50%-owned through a joint venture partnership with Simon Property
Group, Inc. The first phase of the fourth new property, Allen Premium Outlets, located north of Dallas, Texas contains 206,000 square feet of GLA and is wholly-owned by us.

    We have made several recent investments through joint ventures with others. Joint venture investments may involve risks not otherwise present for investments made solely by us, including the possibility our co-venturers might become bankrupt, our co-venturers might at any time have different interests or goals than we do, and our co-venturers may take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining the qualification of Chelsea Property Group, Inc. as a REIT. Other risks of joint venture investments include impasse on decisions, such as a sale, because neither our co-venturer nor us would have full control over the joint venture. There is no limitation under our organizational documents as to the amount of funds that may be invested in partnerships or joint ventures.

    The following table sets forth a summary of new centers, expansions and acquisitions from January 1 through December 31, 2000:

                                                            GLA       NUMBER
PROPERTY                         % OWNED     DATE(1)     (SQ. FT.)   OF STORES             TENANTS(2)
--------                        ---------   ----------   ---------   ---------   ------------------------------
AS OF JANUARY 1, 2000.........                           5,216,000     1,364

NEW CENTERS:
  Orlando Premium Outlets,
    Orlando, FL...............      50            5/00     428,000       113     Brooks Brothers, Donna Karan,
                                                                                 Nike, Polo Ralph Lauren, Tommy
                                                                                 Hilfiger
  Gotemba Premium Outlets,
    Gotemba, Japan............      40            7/00     220,000        78     Brooks Brothers, GAP, Nike
  Allen Premium Outlets,
    Allen, TX.................     100           10/00     206,000        48     Barneys, Liz Claiborne, Polo
                                                                                 Ralph Lauren, Tommy Hilfiger
  Rinku Premium Outlets,
    Izumisano, Japan..........      40           11/00     180,000        71     Brooks Brothers, GAP, Nike
                                                         ---------     -----
TOTAL NEW CENTERS:............                           1,034,000       310

EXPANSIONS:
  Leesburg Corner Premium
    Outlets, Leesburg, VA.....     100      3/ & 12/00     138,000        30     Eddie Bauer, Old Navy
  Wrentham Village Premium
    Outlets, Wrentham, MA.....     100           12/00     127,000        33     Hugo Boss, Nike, Polo Ralph
                                                                                 Lauren
  Folsom Premium Outlets,
    Folsom, CA................     100            5/00      54,000        12     Eddie Bauer
  Other (net).................                              (1,000)        4
                                                         ---------     -----
TOTAL EXPANSIONS:.............                             318,000        79

ACQUISITIONS
  Gilroy Premium Outlets,
    Gilroy, CA................      49           12/00     577,000       141     Eddie Bauer, Esprit, GAP,
                                                                                 Nike, Polo Ralph Lauren,
                                                                                 Timberland
  Michigan City Premium
    Outlets, Michigan City,
    IN........................      49           12/00     491,000       122     Eddie Bauer, GAP, Polo Ralph
                                                                                 Lauren, Tommy Hilfiger
  Waterloo Premium Outlets,
    Waterloo, NY..............      49           12/00     392,000       100     Eddie Bauer, GAP, J. Crew,
                                                                                 Polo Ralph Lauren
  Kittery Premium Outlets,
    Kittery, ME...............      49           12/00     131,000        25     Crate & Barrel, GAP, J. Crew,
                                                                                 Lenox, Old Navy, Polo Ralph
                                                                                 Lauren
                                                         ---------     -----
TOTAL ACQUISITIONS:...........                           1,591,000       388
                                                         ---------     -----

TOTAL FOR 2000................                           2,943,000       777
                                                         ---------     -----

AS OF DECEMBER 31, 2000.......                           8,159,000     2,141
                                                         =========     =====

------------------------------
(1) Opening, expansion or acquisition date.

(2) Consists of tenants who lease approximately 5,000 square feet of GLA and have estimated sales of more than $300 per square foot. Most tenants pay a fixed base rent based on the square feet leased by them and also pay a percentage rent based on sales.

                                 THE PROPERTIES

    Our properties are upscale, fashion-oriented manufacturers' outlet centers located near large metropolitan areas, including New York City, Los Angeles, San Francisco, Sacramento, Boston, Atlanta, Washington D.C., Portland (Oregon), Cleveland and Tokyo and Osaka, Japan, or at or near tourist destinations, including Honolulu, Napa Valley, Orlando and Palm Springs. Our properties were 98% leased as of December 31, 2000 and contained approximately 2,100 stores with more than 600 different tenants. During 1999 and 1998, the properties generated weighted average tenant sales of $377 and $360 per square foot, respectively. As of December 31, 2000, we had 27 operating outlet centers in 15 states and Japan containing approximately 8.2 million square feet of gross leasable area. Of the 27 operating centers, 20 are owned 100% (19 in fee and one under a long-term lease); and seven are partially owned through joint ventures (four in fee and three under long-term leases).

    Approximately 34%, 35% and 33% of our revenues for the years ended
December 31, 1999 and 1998 and for the nine-month period ended September 30, 2000, respectively, were derived from our two centers with the highest revenues, Woodbury Common Premium Outlets and Desert Hills Premium Outlets. The loss of either center or a material decrease in revenues from either center for any reason may have a material adverse effect on us. In addition, approximately 30%, 34% and 28% of our revenues for the years ended December 31, 1999 and 1998 and the nine-month period ended September 30, 2000, respectively, were derived from our eight centers in California. Woodbury Common Premium Outlets and Desert Hills Premium Outlets either contributed 10% or more of our aggregate gross revenues during 1999 or had a book value equal to 10% or more of our total assets at the end of 1999.

    We do not consider any single store lease to be material; no individual tenant, combining all of its store concepts, accounts for more than 5% of our gross revenues or total GLA; and only one tenant accounts for more than 4% of our gross revenues or total GLA. In view of these statistics and our past success in re-leasing available space, we believe the loss of any individual tenant would not have a significant effect on future operations.

    Set forth in the table below is certain property information as of December 31, 2000:

                                            YEAR        GLA       NO. OF
NAME/LOCATION                              OPENED    (SQ. FT.)    STORES                    TENANTS
-------------                             --------   ---------   --------   ----------------------------------------
Woodbury Common Premium Outlets ........     1985      841,000      214     Brooks Brothers, Calvin Klein, Coach
  Central Valley, NY (New York City                                         Leather, GAP, Gucci, Last Call Neiman
  metro area)                                                               Marcus, Polo Ralph Lauren

Wrentham Village Premium Outlets .......     1997      601,000      158     Brooks Brothers, Calvin Klein, Donna
  Wrentham, MA (Boston/Providence metro                                     Karan, GAP, Polo Jeans Co., Sony,
  area)                                                                     Versace

Gilroy Premium Outlets(1) ..............     1990      577,000      141     Brooks Brothers, Eddie Bauer, Esprit,
  Gilroy, CA (40 miles south of San                                         GAP, J. Crew, Liz Claiborne, Nike, Polo
  Jose)                                                                     Ralph Lauren, Timberland, Vanity Fair

North Georgia Premium Outlets ..........     1996      537,000      135     Brooks Brothers, Donna Karan, GAP,
  Dawsonville, GA (Atlanta metro area)                                      Nautica, Off 5th-Saks Fifth Avenue,
                                                                            Williams-Sonoma

Michigan City Premium Outlets(1) .......     1987      491,000      122     Burberrys, Coach Leather, Donna Karan,
  Michigan City, IN (50 miles east of                                       Eddie Bauer, Esprit, GAP, Liz Claiborne,
  Chicago)                                                                  Polo Ralph Lauren, Spiegel, Tommy
                                                                            Hilfiger

Desert Hills Premium Outlets ...........     1990      475,000      121     Burberrys, Coach Leather, Armani, Gucci,
  Cabazon, CA (Palm Springs-Los Angeles                                     Nautica, Polo Ralph Lauren, Tommy
  area)                                                                     Hilfiger

                                            YEAR        GLA       NO. OF
NAME/LOCATION                              OPENED    (SQ. FT.)    STORES                    TENANTS
-------------                             --------   ---------   --------   ----------------------------------------
Leesburg Corner Premium Outlets ........     1998      463,000      103     Banana Republic, Brooks Brothers, GAP,
  Leesburg, VA (Washington, D.C. area)                                      Donna Karan, Off 5th-Saks Fifth Avenue

Camarillo Premium Outlets ..............     1995      454,000      124     Ann Taylor, Barneys New York, Bose,
  Camarillo, CA (Los Angeles metro area)                                    Cole- Haan, Donna Karan, Jones New York,
                                                                            Off 5th-Saks Fifth Avenue

Orlando Premium Outlets(2) .............     2000      428,000      113     Brooks Brothers, Burberrys, Cole-Haan,
  Orlando, FL (between Disney World &                                       Donna Karan, Nike, Polo Ralph Lauren,
  Epcot)                                                                    Reebok, Tommy Hilfiger, Versace

Waterloo Premium Outlets(1) ............     1995      392,000      100     Brooks Brothers, Coach Leather, Eddie
  Waterloo, NY (Finger Lakes Region)                                        Bauer, Esprit, GAP, J. Crew, Liz
                                                                            Claiborne, Nautica, Polo Ralph Lauren,
                                                                            Vanity Fair

Folsom Premium Outlets .................     1990      299,000       80     Bass, Donna Karan, GAP, Liz Claiborne,
  Folsom, CA (Sacramento metro area)                                        Nike, Off 5th-Saks Fifth Avenue

Aurora Premium Outlets .................     1987      297,000       69     Ann Taylor, Bose, Brooks Brothers, Liz
  Aurora, OH (Cleveland metro area)                                         Claiborne, Off 5th-Saks Fifth Avenue,
                                                                            Polo Ralph Lauren

Clinton Crossing Premium Outlets .......     1996      272,000       67     Coach Leather, Crate & Barrel, Donna
  Clinton, CT (I-95/NY-New England                                          Karan, GAP, Off 5th-Saks Fifth Avenue,
  corridor)                                                                 Polo Ralph Lauren

Gotemba Premium Outlets(3) .............     2000      220,000       78     Brooks Brothers, Coach Leather, Eddie
  Gotemba, Japan (60 miles west of                                          Bauer, GAP, J. Crew, L.L.Bean, Nautica,
  Tokyo)                                                                    Nike, Timberland

Waikele Premium Outlets ................     1997      213,000       52     Barneys New York, Bose, Donna Karan,
  Waipahu, HI (Honolulu area)                                               Guess, Polo Jeans Co., Off 5th-Saks
                                                                            Fifth Avenue

Allen Premium Outlets ..................     2000      206,000       48     Barneys New York, Crate & Barrel, Liz
  Allen, TX (20 miles north of Dallas)                                      Claiborne, Nautica, Polo Ralph Lauren,
                                                                            Reebok, Timberland, Tommy Hilfiger, Van
                                                                            Heusen

Petaluma Village Premium Outlets .......     1994      196,000       51     Ann Taylor, Brooks Brothers, Donna
  Petaluma, CA (San Francisco metro                                         Karan, Off 5th-Saks Fifth Avenue
  area)

Rinku Premium Outlets(3) ...............     2000      180,000       71     Brooks Brothers, Coach Leather, Dolce &
  Izumisano, Japan (30 miles south of                                       Gabbana, Eddie Bauer, GAP, Nautica,
  Osaka)                                                                    Nike, Timberland

Napa Premium Outlets ...................     1994      171,000       49     Cole-Haan, Dansk, Ellen Tracy, Esprit,
  Napa, CA (Napa Valley)                                                    J. Crew, Nautica, Timberland, TSE
                                                                            Cashmere

Columbia Gorge Premium Outlets .........     1991      164,000       45     Adidas, Carter's, GAP, Harry & David,
  Troutdale, OR (Portland metro area)                                       Mikasa

Liberty Village Premium Outlets ........     1981      157,000       56     Calvin Klein, Donna Karan, Ellen Tracy,
  Flemington, NJ (New York-Phila. metro                                     Polo Ralph Lauren, Tommy Hilfiger
  area)

                                            YEAR        GLA       NO. OF
NAME/LOCATION                              OPENED    (SQ. FT.)    STORES                    TENANTS
-------------                             --------   ---------   --------   ----------------------------------------
American Tin Cannery Premium Outlets ...     1987      135,000       48     Anne Klein, Nine West, Reebok, Totes
  Pacific Grove, CA (Monterey Peninsula)

Kittery Premium Outlets(1) .............     1984      131,000       25     Crate & Barrel, GAP, J. Crew, Lenox, Old
  Kittery, ME (60 miles north of Boston)                                    Navy, Polo Ralph Lauren, Reebok

Santa Fe Premium Outlets ...............     1993      125,000       40     Brooks Brothers, Coach Leather, Donna
  Santa Fe, NM                                                              Karan, Nine West

Patriot Plaza Premium Outlets ..........     1986       76,000       11     Lenox, Polo Ralph Lauren, WestPoint
  Williamsburg, VA (Norfolk-Richmond                                        Stevens
  area)

Mammoth Premium Outlets ................     1990       35,000       11     Bass, Polo Ralph Lauren
  Mammoth Lakes, CA (Yosemite National
  Park)

St. Helena Premium Outlets .............     1992       23,000        9     Brooks Brothers, Coach Leather, Donna
  St. Helena, CA (Napa Valley)                                              Karan
                                                     ---------    -----
  Total.................................             8,159,000    2,141
                                                     =========    =====

------------------------------

(1) 49% owned through a joint venture with Fortress Registered Investment Trust

(2) 50% owned through a joint venture with Simon Property Group, Inc.

(3) 40% owned through a joint venture with Mitsubishi Estate Co., Ltd. and Nissho Iwai Corporation

                                 CAPITALIZATION

    The following table sets forth our capitalization as of September 30, 2000, and as adjusted to give effect to the offering and the anticipated use of the proceeds from the offering as described under "Use of Proceeds."

                                                                 SEPTEMBER 30, 2000
                                                              ------------------------
                                                              HISTORICAL   AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
DEBT:
  Senior Credit Facilities..................................   $  5,035     $  5,035(1)(2)
  7.75% Notes due 2001......................................     99,966           --
  8.375% Notes due 2005.....................................     49,871       49,871
  7.25% Notes due 2007......................................    124,768      124,768
  8.625% Notes due 2009.....................................     49,896       49,896
  Secured bank debt.........................................     84,758       84,758
  8.25% Notes due 2011......................................         --      150,000
                                                               --------     --------
    Total debt..............................................   $414,294     $464,328
                                                               ========     ========
PARTNERS' CAPITAL:
  Preferred partnership units outstanding, 1,300,000 at
    September 30, 2000 and as adjusted......................   $ 63,315     $ 63,315
  General partner units outstanding, 15,942,000 at
    September 30, 2000 and as adjusted......................    269,076      269,076
  Limited partner units outstanding, 3,357,000 at
    September 30, 2000 and as adjusted......................     37,464       37,464
                                                               --------     --------
  Total partners' capital...................................    369,855      369,855
                                                               --------     --------
    Total capitalization....................................   $784,149     $834,183
                                                               ========     ========

------------------------

(1) Represents a term loan due March 30, 2003.

(2) Subsequent to September 30, 2000 we borrowed $34 million under our senior credit facility that was principally used to acquire the 49% interest in the four manufacturers' retail centers acquired from Prime Retail, Inc. A portion of the net proceeds from the offering will be used to repay all of these borrowings.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with our financial statements included in our periodic reports filed under the Securities Exchange Act of 1934, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

    The financial data as of and for the nine months ended September 30, 2000 and 1999 has been derived from our unaudited condensed consolidated financial statements. In our opinion, the financial data for the nine months ended September 30, 2000 and 1999 includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position and results of operations for the periods presented.

    Historical operating results, including net income, may not be comparable to future operating results. In addition, we believe that the book value of our properties, which reflects historical costs of such real estate assets less accumulated depreciation, is not indicative of the fair value of the properties.

                               CPG PARTNERS, L.P.
          (IN THOUSANDS EXCEPT PER UNIT, RATIO AND NUMBER OF CENTERS)

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,                        YEAR ENDED DECEMBER 31,
                                          ---------------------   ---------------------------------------------------------
                                            2000        1999        1999        1998        1997        1996        1995
                                          ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                               (UNAUDITED)
OPERATING DATA:
Rental revenue..........................  $ 89,538    $ 82,537    $114,485    $ 99,976    $ 81,531    $ 63,792    $ 51,361
Total revenues..........................   126,211     115,974     162,926     139,315     113,417      91,356      72,515
Loss on writedown of assets.............        --          --         694      15,713          --          --          --
Total expenses..........................    87,357      83,903     115,370     113,879      78,262      59,996      41,814
Income from unconsolidated entities.....     2,644         253          --          --          --          --          --
Income/(loss) from Chelsea
  Interactive...........................      (805)         --          --          --          --          --          --
Income before minority interest and
  extraordinary item....................    40,693      32,324      47,556      25,436      35,155      31,360      29,650
Minority interest.......................        --          --          --          --        (127)       (257)       (285)
Income before extraordinary item........    40,693      32,324      47,556      25,436      35,028      31,103      29,365
Extraordinary item -- loss on retirement
  of debt...............................        --          --          --        (345)       (252)       (902)         --
Net income..............................    40,693      32,324      47,556      25,091      34,776      30,201      29,365
Preferred distribution..................    (7,527)     (3,628)     (6,137)     (4,188)       (907)         --          --
Net income to common unitholders........  $ 33,166    $ 28,696    $ 41,419    $ 20,903    $ 33,869    $ 30,201    $ 29,365

OWNERSHIP INTEREST:
General partner.........................    15,937      15,697      15,742      15,440      14,605      11,802      11,188
Limited partners........................     3,357       3,399       3,389       3,431       3,435       5,316       5,601
                                          --------    --------    --------    --------    --------    --------    --------
Weighted average units outstanding......    19,294      19,096      19,131      18,871      18,040      17,118      16,789

BALANCE SHEET DATA:
Rental properties before accumulated
  depreciation..........................  $900,979    $827,202    $848,813    $792,726    $708,933    $512,354    $415,983
Total assets............................   862,263     787,483     806,055     773,352     688,029     502,212     408,053
Total liabilities.......................   492,408     409,752     426,198     450,410     342,106     240,878     141,577
Minority interest.......................        --          --          --          --          --       5,698       5,441
Partners' capital.......................  $369,855    $377,731    $379,857    $322,942    $345,923    $255,636    $261,035
Distributions declared per common
  unit..................................  $   2.25    $   2.16    $   2.88    $   2.76    $   2.58    $  2.355    $  2.135

OTHER DATA:
Funds from operations to common
  unitholders (1).......................  $ 64,494    $ 57,000    $ 79,980    $ 67,994    $ 57,417    $ 48,616    $ 41,870
Cash flows from:
Operating activities....................  $ 76,186    $ 61,929    $ 87,590    $ 78,731    $ 56,594    $ 53,510    $ 36,797
Investing activities....................   (69,772)    (51,980)    (77,578)   (119,807)   (199,250)    (99,568)    (82,393)
Financing activities....................    16,801      (8,262)    (10,781)     36,169     143,308      55,957      40,474
GLA at end of period....................     5,951       5,070       5,216       4,876       4,308       3,610       2,934
Weighted average GLA (2)................     5,497       4,951       4,995       4,614       3,935       3,255       2,680
Centers at end of the period............        21          19          19          19          20          18          16
Ratio of earnings to fixed charges
  (3)...................................      2.5x        2.3x        2.5x        2.3x        2.4x        2.8x        3.6x
Ratio of earnings to fixed charges and
  preferred stock dividends (3).........      2.2x        2.1x        2.2x        2.0x        2.3x          --          --

------------------------------

NOTES TO SELECTED FINANCIAL DATA:

(1) We believe that funds from operations, or FFO, is helpful to investors as a measure of our performance because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of our ability to incur and service debt, to make capital expenditures and to fund other cash needs. We compute FFO in accordance with the current standards established by NAREIT which may not be comparable to FFO reported by other REITs (or their operating partnerships) that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions. See Management's Discussion and Analysis in our annual report on Form 10-K for the year ended December 31, 1999 for a definition of FFO.

(2) GLA weighted by months in operation.

(3) For purposes of computing the ratios, earnings consist of income from continuing operations after depreciation and before minority interest and fixed charges, exclusive of interest capitalized and amortization of loan costs capitalized. Fixed charges consist of interest expense, including interest costs capitalized, the portion of rent expense representative of interest and total amortization of expensed and capitalized debt issuance costs. Preferred stock includes dividends paid on the preferred stock.

                            DESCRIPTION OF THE NOTES

    We will issue the notes under an indenture, dated as of January 23, 1996, among CPG Partners, L.P., Chelsea Property Group, Inc. and State Street Bank and Trust Company, as trustee. When we refer to the indenture, we include all supplements to the indenture. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. We have filed a copy of the indenture as an exhibit to the registration statement.

    The following summary sets forth the material terms and provisions of the notes and the indenture governing the notes. Capitalized terms not otherwise defined in this section have the meanings given to them in the notes and in the indenture. The following description of the specific terms of the offered notes supplements, and, to the extent inconsistent, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying prospectus.

GENERAL

    The notes will be:

    - unsecured general obligations of Chelsea;

    - unsubordinated debt of Chelsea and will rank on a parity with all existing and future unsecured and unsubordinated debt;

    - effectively subordinated to the prior claims of creditors under any secured debt we incur in the future; and

    - issued in book-entry form only.

    Except as described under "--Merger, Consolidation or Sale" and "--Certain Covenants" below and under "Description of Debt Securities--Merger, Consolidation or Sale" and "--Certain Covenants" in the accompanying prospectus, the indenture does not contain any other provisions that would afford holders of the notes protection in the event of:

    - a highly leveraged or similar transaction involving us or any affiliate of us;

    - a change of control; or

    - a reorganization, restructuring, merger or similar transaction involving us that may adversely affect the holders of the notes.

    Subject to the limitations set forth under "--Merger, Consolidation or Sale" and "--Certain Covenants" below or under "Description of Debt Securities--Merger, Consolidation or Sale" and "--Certain Covenants" in the accompanying prospectus, we may enter into transactions such as the sale of all or substantially all of our assets or a merger or consolidation that would increase the amount of our debt or substantially reduce or eliminate our assets, which may have an adverse effect on our ability to service our debt, including the notes. Chelsea and its management have no present intention of engaging in a highly leveraged or similar transaction.

    The notes are not subject to repayment at the option of the holders thereof. In addition, the notes will not be entitled to the benefit of any sinking fund. The notes will not be guaranteed by Chelsea Property Group, Inc.

PRINCIPAL, MATURITY AND INTEREST

    We will issue up to $150,000,000 aggregate principal amount of notes. We will issue the notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on February 1, 2011 but are subject to redemption at our option (as described below).

    Interest on the notes will accrue at the rate of 8.25% per annum and will be payable semi-annually in arrears on February 1 and August 1, commencing on August 1, 2001. We will make each interest payment to the holders of record of these notes on the immediately preceding January 17 and July 17.

    Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

OPTIONAL REDEMPTION

    We may at any time redeem the notes, in whole or in part, at a redemption price equal to (1) the principal amount thereof, plus accrued and unpaid interest to the redemption date and (2) the Make-Whole Amount (as defined below), if any.

    If notice has been given as provided in the indenture and funds for the redemption of any notes called for redemption have been irrevocably set aside on the redemption date referred to in the notice, such notes will cease to bear interest on the date fixed for redemption. Thereafter, the only right of the holders of such notes will be to receive payment of the redemption price.

    We will give notice of any optional redemption to holders, at their registered addresses, at least 30 and not more than 60 days before the date fixed for redemption. The notice of redemption will specify, among other things, the redemption price and the principal amount of the notes to be redeemed. If less than all of the notes are to be redeemed, the trustee shall select which notes are to be redeemed in a manner it deems fair and appropriate.

    As used above:

        "MAKE-WHOLE AMOUNT" means the excess, if any, of (1) the aggregate present value on the redemption date of the principal being redeemed and the amount of any interest (exclusive of interest accrued to the date of redemption) that would have been payable if such redemption had not been made, over (2) the aggregate principal amount of the notes being redeemed. The present value shall be determined by discounting, on a semi-annual basis, the principal and interest at the applicable Reinvestment Rate (determined on the third business day preceding the date such notice of redemption is given) from the respective dates on which the principal and interest would have been payable if such redemption had not been made.

        "REINVESTMENT RATE" means 0.25% plus the yield on treasury securities at a constant maturity under the heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

        "STATISTICAL RELEASE" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by us.

MERGER, CONSOLIDATION OR SALE

    In addition to the restrictions on merger, consolidation or sale described in the accompanying prospectus (see "Description of Debt Securities--Merger, Consolidation or Sale"), we will not consolidate with or merge with or into any person or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any other person unless after giving pro forma effect to the consolidation, merger, sale, conveyance, transfer, lease or other disposition, we or a successor entity could incur at least $1.00 of Debt (other than intercompany Debt) in accordance with the indenture covenants limiting the incurrence of Debt.

CERTAIN COVENANTS

    LIMITATION ON INCURRENCE OF DEBT. In addition to the limitations on incurrence of Debt contained in the accompanying prospectus (see "Description of Debt Securities--Certain Covenants--Limitations on Incurrence of Debt"), we will not allow any Restricted Subsidiary to incur any Debt other than intercompany Debt.

    MAINTENANCE OF TOTAL UNENCUMBERED ASSETS. We are required to maintain Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of outstanding Unsecured Debt.

    As used in this section:

        "RESTRICTED SUBSIDIARY" means any Subsidiary, unless it is designated as an Unrestricted Subsidiary.

        "TOTAL UNENCUMBERED ASSETS" means the sum of (1) those Undepreciated Real Estate Assets which have not been pledged, mortgaged or otherwise encumbered by the owner thereof to secure Debt and (2) all other assets of ours and our Subsidiaries determined in accordance with generally accepted accounting principles (but excluding intangibles and accounts receivable) which have not been pledged, mortgaged or otherwise encumbered by the owner thereof to secure Debt.

        "UNDEPRECIATED REAL ESTATE ASSETS" as of any date means the cost (original cost plus capital improvements) of ours and our Subsidiaries' real estate assets on such date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.

        "UNRESTRICTED SUBSIDIARY" means any Subsidiary that is designated as such by our board of directors and any Subsidiary of an Unrestricted Subsidiary. Our board of directors may designate any Subsidiary to be an Unrestricted Subsidiary so long as (1) neither we nor any other Subsidiary is directly or indirectly liable for any Debt of the Subsidiary, (2) no default on any Debt of the Subsidiary would permit any holder of any of our Debt or the Debt of any other Subsidiary to declare a default on the Debt or cause payment of the Debt to be accelerated or payable prior to its maturity, (3) neither we nor any other Subsidiary has a contract, agreement, arrangement, understanding or obligation of any kind, whether written or oral, with the Subsidiary other than those that might be obtained at the time from persons who are not our affiliates and (4) neither we nor any other Subsidiary has any obligation to subscribe for additional equity in the Subsidiary or to maintain or preserve the Subsidiary's financial condition or to cause the Subsidiary to achieve certain levels of operating results. Our board of directors will file with the trustee under the indenture a copy of the board resolution approving the designation of a Subsidiary as an Unrestricted Subsidiary. Our board of directors may designate an Unrestricted Subsidiary as a Restricted Subsidiary if immediately after the designation there would be no event of default under the indenture and we could incur at least

    $1.00 of Debt (other than intercompany Debt) in accordance with the indenture covenants limiting the incurrence of Debt.

        "UNSECURED DEBT" means Debt which is not secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of our properties or properties of any Subsidiary.

    Reference is made to the section entitled "Description of Debt Securities--Certain Covenants" in the accompanying prospectus for a description of additional covenants applicable to the notes. Compliance with the covenants described herein and such additional covenants with respect to the notes generally may not be waived by the Board of Directors of Chelsea Property Group, Inc., as our general partner, or by the trustee unless the holders of at least a majority in principal amount of all outstanding notes consent to such waiver; PROVIDED, HOWEVER, that the defeasance and covenant defeasance provisions of the indenture described under "Description of Debt Securities--Discharge, Defeasance and Covenant Defeasance" in the accompanying prospectus will apply to the notes, including with respect to the covenants described in this prospectus supplement.

GLOBAL SECURITIES

    The notes will be evidenced by one or more global securities, which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, or DTC, and registered in the name of Cede & Co., as DTC's nominee.

    Holders may hold their interests in any of the global securities directly through DTC, or indirectly through organizations which are participants in DTC. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds.

    Holders who are not DTC participants may beneficially own interests in a global security held by DTC only through participants, including some banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, and have indirect access to the DTC system. So long as Cede & Co., as the nominee of DTC, is the registered owner of any global security, Cede for all purposes will be considered the sole holder of such global security. Except as provided below, owners of beneficial interests in a global security will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered the holders thereof.

    Neither we nor the trustee, nor any registrar or paying agent, will have any responsibility for the performance by DTC or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants whose accounts are credited with DTC interests in a global security.

    DTC has advised us as follows:

    - DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
      Section 17A of the Exchange Act;

    - DTC holds securities for its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among participants in deposited securities through electronic book-entry changes to accounts of its participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations;

    - some of such participants, or their representatives, together with other entities, own DTC; and

    - the rules applicable to DTC and its participants are on file with the SEC.

    Purchases of notes under the DTC system must be made by or through participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of each note is in turn to be recorded on the participants' and indirect participants' records. Purchasers will not receive written confirmation from DTC of their purchase, but purchasers are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant or indirect participant through which the purchasers entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants and indirect participants acting on behalf of actual purchasers. Purchasers of notes will not receive certificates representing their ownership interests, except if the use of the book-entry system for the notes is discontinued.

    The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC's records reflect only the identity of the participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

    The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the global security.

    Redemption notices shall be sent to Cede & Co. If less than all of the principal amount of the global securities of the same series is being redeemed, DTC's practice is to determine by lot the amount of the interest of each participant therein to be redeemed.

    Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

    Principal, Make-Whole Amount and interest payments on the notes will be made to Cede & Co. by wire transfer of immediately available funds. DTC's practice is to credit participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC or us, subject to any statutory or regulation requirements as may be in effect from time to time. Payments of principal, Make-Whole Amount and interest to Cede & Co. is our responsibility, disbursement of such payments to participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners of the notes is the responsibility of participants and indirect participants. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving us reasonable notice. Under such circumstances, in the event that a successor securities depository is not obtained, certificates for the relevant notes will be printed and delivered in exchange for interests in such global security. Any global security that is exchangeable pursuant to the preceding sentence shall be exchangeable for relevant notes in authorized denominations registered in such names as DTC shall direct. It is expected that such instruction will be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in such global security.

    We may decide to discontinue use of the system of book-entry transfers through DTC, or a successor securities depository. In that event, certificates representing the notes will be printed and delivered.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for the accuracy thereof.

INFORMATION REGARDING THE TRUSTEE

    The trustee under the indenture is State Street Bank and Trust Company. The trustee is the trustee with respect to our publicly issued debt securities.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The following discussion deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, banks, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding notes in a tax-deferred or tax-advantaged account, persons holding notes as a hedge or as a position in a "straddle" or as part of a "conversion transaction" for tax purposes, persons who are required to mark-to-market for tax purposes, persons receiving payments from the offices of any broker not located in the United States, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the notes should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

    As used herein, the term "U.S. Holder" means a beneficial owner of a note that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation or partnership (including an entity treated as a corporation or a partnership for U.S. Federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia (except in the case of a partnership as otherwise provided by Treasury Regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source,
(d) a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or
(e) any other person whose income or gain in respect of a note is effectively connected with the conduct of a United States trade or business. Notwithstanding the preceding sentence, to the extent provided in regulations, certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date that elect to continue to be so treated also shall be considered United States persons. As used herein, the term "non-U.S. Holder" means a beneficial owner of a note that is not a U.S. Holder.

U.S. HOLDERS

    PAYMENTS OF INTEREST. Under general principles of current United States Federal income tax law, payments of interest in respect of a note generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting).

    DISPOSITION OF A NOTE. Under general principles of current United States Federal income tax law, upon the sale, exchange or retirement of a note, a U.S. Holder generally would recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized upon the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and such U.S. Holder's adjusted tax basis in its note. A U.S. Holder's adjusted tax basis in a note generally would equal such U.S. Holder's initial investment in such note. Any gain or loss realized by a U.S. Holder upon the sale, exchange or retirement of a note generally would be long-term or short-term capital gain or loss, depending upon whether the U.S. Holder had held the note for more than one year. The maximum rate on gains recognized upon the taxable disposition of capital assets held by individual taxpayers for more than one year as of the date of disposition is 20% (and could be lower for gains realized by certain individual taxpayers who meet specified conditions). A U.S. Holder's receipt of any Make-Whole Amount should be treated as gain.

NON-U.S. HOLDERS

    A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium, if any, or interest on a note, if (a) such non-U.S. Holder does not hold a direct or indirect 10% or greater capital or profits interest in Chelsea, (b) such non-U.S. Holder is not a controlled foreign corporation related to Chelsea and (c) the last United States payor (or a non-U.S. payor who is a qualified intermediary, U.S. branch of a foreign person or withholding foreign partnership) in the chain of payment (the "Withholding Agent") has received either (1) if the non-U.S. Holder is the beneficial owner of the note, a properly completed and signed Internal Revenue Service Form W-8BEN, or substantially similar form, from such non-U.S. Holder certifying under penalties of perjury that such holder is not a U.S. Holder and disclosing the holder's name and address, or (2) if the non-U.S. Holder is not the beneficial owner of the note, a properly completed and signed Internal Revenue Service Form W-8IMY, or substantially similar form, from such non-U.S. Holder. In certain cases, the Internal Revenue Service Form W-8IMY must be accompanied by a copy of an Internal Revenue Service Form W-8BEN or the substitute form that is provided by the beneficial owner to the non-U.S. Holder. Generally, the Internal Revenue Service Form W-8IMY remains valid until a change in circumstances makes any information on the form incorrect. However, the Internal Revenue Service Form W-8BEN is generally effective for the remainder of the year of signature plus three full calendar years unless a change in circumstances makes any information on the form incorrect. Notwithstanding the preceding sentence, an Internal Revenue Service Form W-8BEN with a U.S. taxpayer identification number will remain effective until a change in circumstances makes any information on the form incorrect, provided that the withholding agent reports at least annually to the beneficial owner on Internal Revenue Service Form 1042-S. The beneficial owner must inform the withholding agent within 30 days of such change and furnish a new Internal Revenue Service Form W-8BEN. Interest received by a non-U.S. Holder which does not qualify for exemption from taxation will be subject to United States Federal income tax and withholding tax at a rate of 30% unless reduced or eliminated by an applicable tax treaty.

    Generally, a non-U.S. Holder will not be subject to Federal income taxes on any amount which constitutes capital gain upon retirement or disposition of a note, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

    A foreign corporation whose income or gain in respect of a note is effectively connected with the conduct of a United States trade or business, in addition to being subject to regular U.S. income tax, may be subject to a branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty (as modified by the branch profits tax rules).

    The notes will not be includible in the estate of a non-U.S. Holder unless the individual holds a direct or indirect 10% or greater capital or profits interest in Chelsea or, at the time of such individual's death, payments in respect of the notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.

BACKUP WITHHOLDING--U.S. HOLDERS AND NON-U.S. HOLDERS

    Backup withholding of United States Federal income tax at a rate of 31% may apply to principal and interest payments made in respect of the notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations generally are exempt recipients. Payments made in respect of the notes to a U.S. Holder must be reported to the Internal Revenue Service ("IRS"), unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding and reporting for those non-U.S. Holders who are not exempt recipients, provided that the payor does not have actual knowledge that the holder is a U.S. Holder.

    In addition, upon the sale of a note to (or through) the United States office of any broker, the broker must withhold 31% of the proceeds of sale, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder and the payor does not have actual knowledge that the holder is a U.S. Holder. Such a sale, as well as a sale by a non-U.S. Holder to (or through) the foreign office of certain foreign brokers, also must be reported by the broker to the IRS, unless either (1) the broker determines that the seller is an exempt recipient or (2) in the case of a seller that is a non-U.S. Holder, the seller certifies its non-U.S. status and the payor does not have actual knowledge that the holder is a U.S. Holder. Certification of the registered owner's non-U.S. status would be made normally on an Internal Revenue Service Form W-8BEN under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

    Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

                                  UNDERWRITING

    We and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                    Underwriters                       Principal Amount of Notes
                    ------------                       -------------------------
Goldman, Sachs & Co..................................         $ 67,500,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated...............................           67,500,000
Banc of America Securities LLC.......................           15,000,000
                                                              ------------
    Total............................................         $150,000,000
                                                              ============

    Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.40% of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of notes. If all the notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

    The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

    In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $300,000.

    We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933.

    In the ordinary course of business, some of the underwriters and their affiliates have provided, and may in the future provide, investment banking, financial advisory and other services to us for which they have received, and may in the future receive, customary fees. Affiliates of Banc of America Securities LLC are lead and/or administrative agents and lenders under our revolving credit facility and will receive a portion of the proceeds of this offering in repayment of amounts outstanding under our revolving credit facility. Because more than 10% of the net proceeds of this offering will be used to repay amounts outstanding under our revolving credit facility, this offering will be made pursuant to the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

                                 LEGAL MATTERS

    The validity of the notes will be passed upon for us by Stroock & Stroock & Lavan LLP, New York, New York and for the underwriters by Brown & Wood LLP, New York, New York.

PROSPECTUS

                                  $900,000,000
                            CHELSEA GCA REALTY, INC.
              COMMON STOCK, PREFERRED STOCK AND DEPOSITARY SHARES
                               CHELSEA GCA REALTY
                               PARTNERSHIP, L.P.
                                DEBT SECURITIES
                            ------------------------

    Chelsea may offer and issue from time to time up to $300,000,000 of:

       - shares of common stock,

       - shares of preferred stock,

       - shares of preferred stock represented by depositary shares.

Chelsea's common stock is traded on the New York Stock Exchange under the symbol CCG.

    Chelsea GCA Realty's operating partnership, Chelsea GCA Realty Partnership, L.P., may offer and issue from time to time in one or more series unsecured nonconvertible debt securities with an aggregate public offering price of up to $600,000,000. If any debt securities are rated below investment grade at the time of issuance, they will be fully and unconditionally guaranteed by Chelsea.

    The securities to be offered by us will be in amounts, at prices and on terms to be determined at the time of offering.

    When we sell a particular series of securities, we will prepare a prospectus supplement describing the offering and the terms of that series of securities. Such terms may include limitations on direct or beneficial ownership and restrictions on transfer of the securities, in each case as may be appropriate to preserve our status as a real estate investment trust for federal income tax purposes.

    Where necessary, the applicable prospectus supplement will contain information about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the securities covered by such prospectus supplement.

    SEE "RISK FACTORS" BEGINNING AT PAGE 4 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER PRIOR TO PURCHASING THE SECURITIES.

    We may offer the securities directly or through agents or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of the securities their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying prospectus supplement. We can sell the securities through agents, underwriters or dealers only with delivery of a prospectus supplement describing the method and terms of the offering of such securities. See "Plan of Distribution."
                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

    THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

               The date of this Prospectus is September 21, 2000.

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration or continuous offering process. We may from time to time sell any combination of the securities offered in this prospectus in one or more offerings up to a total dollar amount of $900,000,000.

    This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide you with a prospectus supplement containing specific information about the terms of the securities being offered. The prospectus supplement which contains specific information about the terms of the securities being offered may also include a discussion of certain U.S. Federal income tax consequences and any risk factors or other special considerations applicable to those securities. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in the prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" beginning on page 33 of this prospectus.

    Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to Chelsea refers to Chelsea GCA Realty, Inc., all references to the Operating Partnership refers to Chelsea GCA Realty Partnership, L.P. and all references to "we," "us," or similar references mean both Chelsea GCA Realty, Inc. and the Operating Partnership.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

       1. Chelsea's Annual Report on Form 10-K for the year ended December 31, 1999, SEC File Number: 001-12328, as amended by Form 10-K/A filed September 20, 2000.

       2. Chelsea's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, SEC File Number: 001-12328, as amended by Form 10-Q/A filed September 20, 2000.

       3. Chelsea's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, SEC File Number: 001-12328.

       4. The Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 1999, SEC File Number: 033-98136-01, as amended by Form 10-K/A filed September 20, 2000.

       5. The Operating Partnership's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, SEC File Number: 033-98136-01, as amended by Form 10-Q/A filed September 20, 2000.

       6. The Operating Partnership's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, SEC File Number: 033-98136-01.

       7. The description of Chelsea's common stock which is contained in Item 1 of our registration statement on Form 8-A, as amended, filed September 8, 1993 pursuant to Section 12 of the Exchange Act, SEC File Number: 001-12328.

       8. The information contained in the section "Policies With Respect to Certain Activities" contained in the Registration Statement on Form S-11 filed on August 25, 1993, as amended, SEC File Number:
           33-67870.

    You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address:

                               Investor Relations
                            Chelsea GCA Realty, Inc.
                             103 Eisenhower Parkway
                           Roseland, New Jersey 07068
                           Telephone: (973) 228-6111
                           http://www.chelseagca.com

    You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. Do not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

                   THE COMPANY AND THE OPERATING PARTNERSHIP

    The Operating Partnership is 83% owned and managed by its sole general partner, Chelsea, a real estate investment trust that specializes in owning, developing, leasing, marketing and managing upscale and fashion-oriented manufacturers' outlet centers. As of July 15, 2000, we owned and operated 21 centers in twelve states and Japan containing approximately 6 million square feet of gross leasable area. Our centers generally are located near metropolitan areas which have a population of at least one million people within a 30-mile radius, with average annual household income of greater than $50,000 or at or within 20 miles of major tourist destinations. Our existing portfolio includes properties in or near New York City, Los Angeles, San Francisco, Sacramento, Boston, Atlanta, Washington, D.C., Orlando, Portland (Oregon), Cleveland, Honolulu, the Napa Valley, Palm Springs and the Monterey Peninsula. During 1999, our portfolio generated weighted average tenants sales of $377 per square foot. Weighted average tenant sales is the total sales reported by tenants divided by their gross leasable area weighted by month. At June 30, 2000, more than 500 tenants were represented in approximately 1,600 stores.

    On July 19, 2000, we announced that through a subsidiary we have been developing a new technology platform. This platform will provide fashion and other retail brands a customized direct to the consumer internet online store incorporating e-commerce design, development, fulfillment and customer services. In consideration for such services, we will receive a percentage of each brand's online sales. To date, this has not had any material affect on our financial condition or results of operations. There is no assurance that this concept will be successful or the future impact this will have on our financial condition or results of operations.

    Chelsea is organized under the laws of the State of Maryland. The Operating Partnership is a Delaware limited partnership. Our principal executive office is located at 103 Eisenhower Parkway, Roseland, New Jersey 07068, telephone:
(973) 228-6111.

                                  RISK FACTORS

    Your investment in the securities involves risks. In consultation with your own financial and legal advisors, you should carefully consider, among other factors, the matters described below before deciding whether an investment in the securities is suitable for you.

WE COULD INCUR ADDITIONAL DEBT, WHICH COULD ADVERSELY AFFECT THE FUNDS WE
  RECEIVE FROM OPERATIONS

    Our organizational documents do not contain any limitation on the amount or percentage of indebtedness that we can incur. The Indenture, however, will contain limits on our ability to incur indebtedness. Our board of directors could alter current debt-to-market capitalization and coverage ratios at its discretion. At June 30, 2000, our debt-to-market capitalization was approximately 32%, while our interest coverage ratio was approximately 5.1 times. Debt-to-market capitalization is the ratio of our total outstanding debt to the market value of our outstanding common stock including conversion of operating partnership units to common stock plus the liquidation preference value of outstanding preferred stock and units and total debt outstanding as of June 30, 2000. Interest coverage is the ratio of operating income before interest expense and depreciation expense to interest expense for the twelve months ended June 30, 2000. If our policy limiting borrowing were changed, we could become more highly leveraged. This could result in an increase in debt service that could adversely affect the funds we receive from operations. An increase in debt service could also affect our ability to make expected distributions to stockholders and result in an increased risk of default on our obligations.

LOSS OF ONE OF OUR TWO PRIME REVENUE GENERATING CENTERS OR REGIONAL ECONOMIC
  DOWNTURNS COULD ADVERSELY IMPACT OUR REVENUES

    Approximately 34% of our revenues for the year ended December 31,1999 and for the six-month period ended June 30, 2000 were derived from two of our centers, Woodbury Common Premium Outlets located in New York and Desert Hills Premium Outlets located in California. The loss of either of these centers or a material decrease in the revenues received from either of these centers could have a material adverse effect on us. Specifically, the loss of either of these centers or the effects of an economic downturn in New York or California could cause our revenues to decrease significantly. Approximately 30% of our revenues for the year ended December 31, 1999 and 29% of our revenues for the six-month period ended June 30, 2000 were derived from our centers in California.

CHELSEA'S GUARANTEES ARE EFFECTIVELY SUBORDINATED TO THE EXISTING AND FUTURE
  LIABILITIES OF THE OPERATING PARTNERSHIP

    The Operating Partnership conducts Chelsea's operations. Chelsea's only asset is its interest in the Operating Partnership. As a result, Chelsea depends upon the receipt of distributions or other payments from the Operating Partnership to meet its financial obligations, including obligations under any Guarantees. Any Guarantees will be effectively subordinated to existing and future liabilities of the Operating Partnership. At June 30, 2000, the Operating Partnership had approximately $407 million of indebtedness outstanding including the Operating Partnership's share of the joint venture construction activities and guarantees of other affiliates' debt, all but $78 million of which was unsecured. The guarantees totaled approximately $42 million at June 30, 2000. The Operating Partnership is a party to a $160 million unsecured credit facility which contains financial and operational covenants and other restrictions with which we must comply. These include the following:

    - the value of our unencumbered property must be at least 175% of the amount of our outstanding unsecured debt

    - the maintenance of a net worth of at least $348 million

    - our total liabilities may not exceed 55% of the value of our assets

    - our secured debt may not exceed 30% of the value of our assets

    - our occupancy rate must not be less than 90%

    In addition, there are limits on:

    - the amount of indebtedness we can incur

    - the placing of liens on Woodbury Common Premium Outlets

    - our guarantees of debt of others

    - distributions in excess of our funds from operations

    - our no longer being an owner, operator or developer of retail properties

    Although the Operating Partnership presently is in compliance with the credit facility, we cannot assure you that it will continue to be in compliance and that it will be able to continue to make distributions to Chelsea.

THE INDENTURE DOES NOT PROTECT INVESTORS WITH RESPECT TO TRANSACTIONS IN WHICH
  WE MAY PARTICIPATE

    The Indenture does not afford you protection in the event of the following:

    - a highly leveraged or similar transaction involving us, our management, or any of our affiliates,

    - a change of control, or

    - certain reorganizations, restructurings, mergers or similar transactions involving us.

OWNERSHIP LIMITATIONS AND MARYLAND LAW MAY PRECLUDE THE ATTEMPTS OF THIRD
  PARTIES TO ACQUIRE CONTROL OF CHELSEA, EVEN THOUGH SUCH ACQUISITIONS MAY BE BENEFICIAL TO CERTAIN STOCKHOLDERS

    In order to qualify as a REIT, not more than 50% in value of our stock may be owned by five or fewer individuals. In order to maintain our status as a REIT, Chelsea's Articles of Incorporation prohibit ownership of more than 7% of our outstanding common stock by any person. Such restriction will likely preclude a third party's attempt to acquire control of us without the consent of our Board of Directors. This would be the case even if a change in control were in the interest of stockholders.

    Maryland law contains restrictions on third party attempts to acquire control of us, including the following:

    - prohibits us from engaging in a merger or business combination with a 10% or greater stockholder, unless our board approves the transaction in advance

    - eliminates the voting rights of persons who acquire 20% or more of our stock unless approved by holders of two-thirds of our voting rights

    - requires approval by holders of two-thirds of our voting rights for mergers or business combinations

THE REQUIRED CONSENT OF THE OPERATING PARTNERSHIP FOR MERGERS OR OTHER
  SIGNIFICANT CORPORATE ACTION MAY PRECLUDE A CHANGE IN CONTROL

    So long as the limited partners own 10% of the capital of the Operating Partnership, the Operating Partnership may merge, consolidate or engage in any combination with another person or sell all or substantially all of its assets only if approved by the holders of a majority of the limited partnership units. The limited partners currently own 17.4% of the capital of the Operating Partnership.

OUR STAGGERED BOARD OF DIRECTORS COULD DISCOURAGE A THIRD PARTY FROM MAKING A
  TENDER OFFER OR OTHERWISE ATTEMPTING TO OBTAIN CONTROL OF US

    Chelsea's articles of incorporation and by-laws require that Chelsea's Board of Directors be comprised of three classes of directors. The terms of the three classes of directors will expire in 2001, 2002 and 2003. Directors for each class will be chosen for a three-year term. As the directors only can be removed for cause, the staggered terms for directors may affect the stockholders' ability to effect a change in our control even if a change in control were in the stockholders' interest.

THE ISSUANCE OF OUR PREFERRED STOCK COULD ADVERSELY AFFECT THE RIGHTS OF HOLDERS
  OF OUR COMMON STOCK AND DISCOURAGE TRANSACTIONS WHICH MIGHT OTHERWISE BE IN OUR BEST INTERESTS

    The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of common stock. When issuing preferred stock, the Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in our best interests or in which stockholders might receive a premium for their shares over the then prevailing market price.

IF WE FAIL TO DISTRIBUTE TO STOCKHOLDERS 95% OF OUR NET TAXABLE INCOME, WE WILL
  NO LONGER QUALIFY AS A REIT

    To obtain the favorable tax treatment associated with REITs, each year Chelsea is required to distribute to its stockholders at least 95% of its net taxable income. As of January 1, 2001, Chelsea will be required to distribute to its stockholders at least 90% of its net taxable income. Chelsea's ability to make such distributions depends upon the receipt of distributions or other payments from the Operating Partnership.

IF WE FAIL TO CONTINUE TO QUALIFY AS A REIT, WE WOULD SUFFER ADVERSE TAX
  CONSEQUENCES

    We intend to operate in such a manner so as to qualify as a REIT under the Internal Revenue Code. If we were to fail to qualify as a REIT, we would not be allowed a deduction for distributions to stockholders in computing taxable income. We also would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. In any year in which we would not qualify as a REIT, the additional taxes imposed upon us would significantly reduce the cash flow available for distribution to stockholders. Additionally, unless we are entitled to relief under certain statutory provisions, we would be unable to qualify as a REIT for four taxable years following the year during which qualification was lost.

COMPETITION FROM OTHER MANUFACTURERS' OUTLET CENTERS MAY MAKE ACQUISITION OF
  PROPERTY AND TENANTS DIFFICULT

    Numerous developers and real estate companies are engaged in the development or ownership of manufacturers' outlet centers and other commercial properties and compete with us in seeking tenants for outlet centers. There are two public companies, Prime Retail, Inc. and Tanger Factory Outlet Centers, Inc., who compete with us, in addition to many privately-owned companies. According to published sources, as of March 31, 2000, the manufacturer's outlet industry contained approximately 56 million square feet of gross leaseable area. The three publicly traded outlet companies, including us, owned or operated approximately 45% of the industry's gross leaseable area. This creates competition for the acquisition of prime properties and for tenants who will lease space in the manufacturers' outlet centers that are owned or operated by our competitors or by us.

THE ECONOMIC PERFORMANCE AND VALUE OF CENTERS IS DEPENDENT ON MANY FACTORS, SOME
  OF WHICH ARE BEYOND OUR CONTROL

    Real property investments are subject to varying degrees of risk. Many factors can affect the economic performance and values of real estate. The factors which are not within our control include:

    - changes in the economic climate, which could cause customers to spend less money

    - local conditions such as an oversupply of space or a reduction in demand for real estate in the area, which could cause us to reduce the rents we charge our tenants

    - competition from other available space, which could reduce the rents we charge to tenants

    The factors which are within our control include:

    - attractiveness of properties to tenants which would induce tenants to lease our space and the rents they are willing to pay

    - increased operating costs, which could adversely affect our results of operations

IF WE ARE UNABLE TO PURSUE CERTAIN DEVELOPMENT ACTIVITIES, OUR FUTURE RESULTS OF
  OPERATIONS COULD BE ADVERSELY AFFECTED

    We intend to pursue manufacturers' outlet center development projects, including the expansion of existing centers. These projects generally require capital expenditures and various forms of government and other approvals. As of June 30, 2000, we expect to complete approximately 0.9 million square feet of gross leaseable area over the next twelve months consisting of three new outlet projects and two expansions of existing projects. The balance of our financial commitment is approximately $75 million and is fully financed through internally generated funds, specific secured financing or through our credit facility. We will seek to obtain permanent financing once the projects are completed and income has been stabilized, but there can be no assurances that we will be successful in obtaining permanent financing. If we are unable to pursue these activities, our results of operations could be adversely affected.

THE INABILITY OF A SIGNIFICANT NUMBER OF OUR TENANTS TO MEET THEIR OBLIGATIONS
  TO US WOULD ADVERSELY IMPACT OUR INCOME AND AVAILABLE FUNDS

    Since substantially all of our income is derived from rental income from real property, our income and funds for distribution would be adversely affected if a significant number of our tenants could not meet their obligations to us or if we could not lease a significant amount of space in our properties on favorable lease terms. In addition, the terms of manufacturers' outlet store tenant leases, our average as of June 30, 2000 is 6.1 years, traditionally have been significantly shorter than in traditional segments of retailing which generally are ten years or longer. We cannot assure you that any tenant whose lease expires in the future will renew their lease or that we will be able to re-lease space on advantageous terms.

CERTAIN ENVIRONMENTAL RISKS MAY CAUSE US TO BE LIABLE FOR COSTS ASSOCIATED WITH
  HAZARDOUS OR TOXIC SUBSTANCES

    Under various federal, state and local laws, ordinances and regulations, we may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances. As such, we may become liable for the costs of removal or remediation of certain hazardous substances released on or in our property or disposed of by us. We could become liable for other potential costs, including governmental fines and injuries to persons and property, that could relate to hazardous or toxic substances. Such liability may be imposed whether or not we knew of, or were responsible for, the presence of such hazardous or toxic substances.

                                USE OF PROCEEDS

    The net proceeds from the sale of the securities will be used for general corporate purposes, which may include the repayment of existing indebtedness, the development or acquisition of additional properties as suitable opportunities arise and the renovation, expansion and improvement of our existing properties. Any proceeds from the sale of common stock, preferred stock or depositary shares must be invested in the Operating Partnership. The Operating Partnership will use such proceeds for the above-described purposes. The applicable prospectus supplement will contain further details on the use of net proceeds.

                          RATIOS OF EARNINGS TO FIXED
                            CHARGES AND EARNINGS TO
                           COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

    The following table sets forth our ratio of earnings to fixed charges for the periods shown:

                                      YEAR ENDED DECEMBER 31,
  SIX MONTHS ENDED      ----------------------------------------------------
    JUNE 30, 2000         1999       1998       1997       1996       1995
---------------------   --------   --------   --------   --------   --------
        2.6x              2.5x       2.3x       2.4x       2.8x       3.6x

    The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for the periods since December 31, 1997:

                           YEAR ENDED DECEMBER 31,
  SIX MONTHS ENDED      ------------------------------
    JUNE 30, 2000         1999       1998       1997
---------------------   --------   --------   --------
        2.2x              2.2x       2.0x       2.3x

    For purposes of computing the ratios, earnings consist of income from continuing operations after depreciation and before minority interest and fixed charges, exclusive of interest capitalized and amortization of loan costs capitalized. Fixed charges consist of interest expense, including interest costs capitalized, the portion of rent expense representative of interest and total amortization of expensed and capitalized debt issuance costs. Preferred stock includes dividends paid thereon.

                         DESCRIPTION OF DEBT SECURITIES

    The debt securities will be issued under an Indenture among us and State Street Bank and Trust Company, as trustee. The Indenture is an exhibit to the Registration Statement and is incorporated herein by reference. You can inspect the Indenture at the corporate trust office of the Trustee at 2 Avenue de Lafayette, Boston, Massachusetts or as described under "Where You Can Find More Information."

    This section, along with the description in the applicable prospectus supplement, is a summary of the material provisions of the Indenture and is not complete. It does not restate the Indenture in its entirety. This section, along with the description in the applicable prospectus supplement, are qualified in their entirety by the provisions of the Indenture. We urge you to read the Indenture because it, and not these descriptions, defines your rights as a holder of the debt securities. Whenever defined terms are used, but not defined in this prospectus, the terms have the meanings given them in the Indenture.

GENERAL

    The debt securities will be direct, unsecured obligations of the Operating Partnership and will rank equally with all other unsecured and unsubordinated indebtedness of the Operating Partnership. At June 30, 2000, the total outstanding debt of the Operating Partnership was approximately $407 million including the Operating Partnership's share of the joint venture construction activities and guarantees of other affiliates' debt, all but $78 million of which was unsecured debt. The guarantees totaled approximately $42 million at June 30, 2000. Guarantees totaling approximately $36 million at June 30, 2000 contain provisions which reduce the Operating Partnership's obligation as certain conditions including cash flow coverages are achieved. The Indenture permits:

    (a) the debt securities to be issued without limit as to aggregate principal amount;

    (b) the debt securities to be issued in one or more series and at various times;

    (c) a series to be reopened, without the consent of the holders of the debt securities of such series, for issuances of additional debt securities of the series.

    If any debt securities issued by the Operating Partnership are rated below investment grade at the time of issuance, such debt securities will be fully and unconditionally guaranteed by Chelsea as to payment of principal, premium, if any, and interest.

    There may be more than one trustee with respect to one or more series of debt securities. Any trustee under the Indenture may resign or be removed with respect to one or more series of debt securities. If a trustee is removed or resigns from a series, a successor trustee may be appointed to act with respect to the series. If two or more persons are acting as trustee with respect to different series of debt securities, each trustee will be a trustee of a trust separate and apart from the trust administered by any other trustee. Except as otherwise indicated, any action described in this prospectus to be taken by a trustee may be taken by each trustee with respect to the one or more series of debt securities for which it is trustee under the Indenture.

    Each prospectus supplement and any applicable pricing supplement will describe the terms of any debt securities we issue. The terms may include:

    (1) the title of the debt securities;

    (2) the aggregate principal amount of the debt securities and any limit on the aggregate principal amount;

    (3) the percentage of the principal amount at which the debt securities will be issued and, if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon acceleration of their maturity;

    (4) the date or dates on which the principal of the debt securities will be payable;

    (5) the rate or rates, which may be fixed or variable, at which the debt securities will bear interest, if any;

    (6) the date or dates from which any interest will accrue, the interest payment dates, the record dates for the interest payment dates, the person to whom the interest will be payable, and how interest will be calculated if other than that of a 360-day year of twelve 30-day months;

    (7) the place or places where payments may be made on the debt securities and the place or places where the debt securities may be presented for registration of transfer or exchange and where notices or demands to or upon the Operating Partnership in respect of the debt securities and the Indenture may be served;

    (8) if applicable, the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities may be redeemed at the option of the Operating Partnership;

    (9) the obligation, if any, of the Operating Partnership to redeem, repay or purchase the debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of the debt securities, and the periods, prices, terms and conditions of such redemption or purchase;

    (10) if other than U.S. dollars, the currency or currencies of principal and any premium and interest payments on the debt securities;

    (11) any index, formula or other method used to determine the amount of principal, premium and interest payments on the debt securities and the manner in which such amounts shall be determined;

    (12) the events of default or covenants of the debt securities, to the extent different from or in addition to those described herein;

    (13) whether the debt securities will be issued in certificated and/or book-entry form;

    (14) whether the debt securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof if other than $5,000 and terms and conditions relating thereto;

    (15) with respect to any series of debt securities rated below investment grade at the time of issuance, the Guarantees;

    (16) if the Indenture's defeasance and covenant defeasance provisions are to be inapplicable or any modification of such provisions;

    (17) if the debt securities are to be issued upon the exercise of debt warrants, the time, manner and place for the debt securities to be authenticated and delivered;

    (18) whether and under what circumstances the Operating Partnership will pay additional amounts on the debt securities in respect of any tax, assessment or governmental charge and, if so, whether the Operating Partnership will have the option to redeem the debt securities instead of making such payment;

    (19) with respect to any debt securities that provide for optional redemption or prepayment upon the occurrence of certain events, such as a change of control of the Operating Partnership:

        (a) the possible effects of such provisions on the market price of our securities;

        (b) the possible effects of such provisions in deterring certain mergers, tender offers or other takeover attempts;

        (c) the intention of the Operating Partnership to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws in connection with such provisions;

        (d) whether the occurrence of the specified events may give rise to cross-defaults on other indebtedness that would effectively subordinate the payment on such debt securities; and

        (e) if there is any limit on the Operating Partnership's financial or legal ability to repurchase the debt securities upon the occurrence of a specified event and the impact under the Indenture of such a failure, including whether and under what circumstances such a failure may constitute an Event of Default;

    (20) if other than the Trustee, the identity of each security registrar and/or paying agent; and

    (21) any other terms of the debt securities.

    The Operating Partnership may issue debt securities that provide for less than their entire principal amount to be payable upon the declaration of acceleration of their maturities. If material or applicable, the applicable prospectus supplement will describe any special U.S. Federal income tax, accounting and other considerations applicable to these types of debt securities.

    We may enter into certain transactions, such as the sale of all or substantially all of our assets or the merger or consolidation of us, that would increase the amount of indebtedness or substantially reduce or eliminate the Operating Partnership's assets. These types of transactions might adversely affect the Operating Partnership's ability to service the debt securities.

    Although the indenture does not presently contain any provisions that would limit our ability to incur indebtedness, it is expected that upon the issuance of debt securities limitations on indebtedness will be contained in a supplement to the indenture which will be described in the applicable prospectus supplement. The indenture does not afford holders protection in the event of

    - a highly leveraged or similar transaction involving us

    - a change of control

    - a reorganization, restructuring, merger or similar transaction involving us that may adversely affect holders of debt securities.

    In addition, restrictions on ownership and transfers of our common stock and preferred stock, which are designed to preserve our status as a REIT, could prevent or hinder a change of control. You should review the applicable prospectus supplement for information about any deletions from, modifications of or additions to the events of default or the covenants that are described below.

    Except as otherwise described in the applicable prospectus supplement, Chelsea's Board of Directors or the Trustee can waive, with respect to a series of debt securities, compliance with certain covenants, only if the holders of a majority in principal amount of all outstanding debt securities of such series consent to the waiver. These covenants may also be modified to the extent that the defeasance and covenant defeasance provisions of the Indenture apply to such series of debt securities.

GUARANTEES

    Chelsea will fully, unconditionally and irrevocably guarantee the due and punctual payment of principal of, premium, if any, and interest on any debt securities rated below investment grade at the time of issuance by the Operating Partnership, and the due and punctual payment of any sinking fund payments thereon, when such payments become due and payable.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

    Unless the applicable prospectus supplement states otherwise, the Operating Partnership can issue any registered debt securities, other than registered securities issued in global form, in denominations of $1,000 and any integral multiple of $1,000. The Operating Partnership can issue debt securities that are bearer securities, other than bearer securities issued in global form, in denominations of $5,000. Debt securities issued in global form may be of any denomination.

    Unless the applicable prospectus supplement states otherwise, the principal of and premium, if any, and interest on any series of debt securities will be payable at the corporate trust office of the Trustee, initially located at 2 Avenue de Lafayette, Boston, Massachusetts. At the Operating Partnership's option, payment of interest can be made by check mailed to the address of the person entitled to the interest. Payment can also be made by wire transfer of funds to such person at an account maintained within the United States.

    Any interest not punctually paid or duly provided for on any interest payment date with respect to a debt security will cease to be payable to the holder on the applicable record date. The interest may then either be paid to the person in whose name such debt security is registered at the close of business on a special record date for the payment of the defaulted interest fixed by the Trustee, or may be paid at any time in any other lawful manner, as more completely described in the Indenture.

    Debt securities of any series, subject to limits on debt securities issued in book-entry form, will be exchangeable for other debt securities of the same series and of equal aggregate principal and type in any authorized denominations. The holder of the debt securities can exchange the debt securities upon surrender of such debt securities at the corporate trust office of the Trustee.

    In addition, subject to certain limitations imposed upon debt securities issued in book-entry form, debt securities may be presented for registration of transfer at the corporate trust office of the Trustee. Every debt security presented for registration of transfer will be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any debt securities. The Trustee or the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any registration of transfer or exchange. At any time we may change transfer agents or approve a change in the location through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for each series of debt securities. At any time, we may designate additional transfer agents for any series of debt securities.

    The Operating Partnership or the Trustee will not be required:

    (a) to issue, exchange or register the transfer of any debt security of any series to be redeemed for a period of 15 days after the selection of the debt securities to be redeemed; or

    (b) to exchange or register the transfer of any debt security that was selected, called or is being called for redemption, except for the unredeemed portion of any debt security being redeemed in part; or

    (c) to exchange any bearer security so selected for redemption except that such a bearer security may be exchanged for a registered debt security of that series and like tenor, PROVIDED that such registered debt security shall be simultaneously surrendered for redemption; or

    (d) to issue, exchange or register the transfer of any debt security which has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be so repaid.

MERGER, CONSOLIDATION OR SALE

    We may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity, provided that:

    (a) we shall be the continuing entity, or any other successor entity shall expressly assume payment of the principal of, premium, if any, and interest on all the debt securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture;

    (b) immediately after giving effect to such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and

    (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee.

CERTAIN COVENANTS

    LIMITATIONS ON INCURRENCE OF DEBT. The Operating Partnership will not, and will not permit any subsidiary, to:

    (a) incur any debt, other than intercompany debt that is subordinate in right of payment to the debt securities, if the incurrence of such additional debt would cause the aggregate principal amount of all outstanding debt of the Operating Partnership and its subsidiaries on a consolidated basis to be greater than 60% of the sum of (i) the Operating Partnership's total assets as of the end of the calendar quarter prior to the incurrence of such additional debt and
(ii) the increase in total assets from the end of such quarter including, without limitation, any increase in total assets resulting from the incurrence of such additional debt.

    (b) incur any debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property of the Operating Partnership or any subsidiary, whether owned at, or acquired after the date of the Indenture, if the incurrence of such secured debt would cause the aggregate principal amount of all outstanding secured debt of the Operating Partnership and its subsidiaries on a consolidated basis to exceed 40% of the Operating Partnership's adjusted total assets.

    (c) incur any debt if the ratio of consolidated income available for debt service to the annual service charge for the four consecutive fiscal quarters most recently ended prior to the date on which such additional debt is to be incurred shall have been less than 2.0 to 1, on a pro forma basis after giving effect to the incurrence of such debt and to the application of the proceeds from such debt, and calculated on the assumption that:

        (1) such debt and any other debt incurred by the Operating Partnership or its subsidiaries since the first day of the four-quarter period and the application of the proceeds from such debt, including to refinance other debt, had occurred at the beginning of the four-quarter period,

        (2) the repayment or retirement of any other debt by the Operating Partnership or its Subsidiaries since the first day of the four-quarter period had been incurred, repaid or retired at the beginning of the four-quarter period except that, in making such computation, the amount of debt under any revolving credit facility shall be computed based upon the average daily balance of such debt during such period,

        (3) the income earned on any increase in adjusted total assets since the end of the four-quarter period had been earned, on an annualized basis, during the four-quarter period, and

        (4) in the case of any acquisition or disposition by the Operating Partnership or any subsidiary of any asset or group of assets since the first day of the four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of debt had occurred as of the first day of such period with the appropriate adjustments with respect to the acquisition or disposition being included in such pro forma calculation.

    Debt is "incurred" by the Operating Partnership and its subsidiaries on a consolidated basis whenever the Operating Partnership and its subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable for the debt.

    LIMITATIONS ON DISTRIBUTIONS. Other than distributions payable in the Operating Partnership's equity securities for the purpose of acquiring interests in real property or otherwise, the Operating Partnership will make any distribution only (a) if such distribution will not cause or continue a default under the Indenture or event of default under any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any of our debt and (b) the aggregate sum of all distributions made after the date of the Indenture shall not exceed the sum of (x) 95% of the aggregate cumulative funds from operations of the Operating Partnership accrued on a cumulative basis from the date of the Indenture until the end of the last fiscal quarter prior to the contemplated payment, and (y) the aggregate net cash proceeds received by the Operating Partnership after the date of the Indenture from the issuance and sale of our capital stock. If the aggregate principal amount of all of our outstanding debt on a consolidated basis is less than 60% of adjusted total assets, then the foregoing limitation will not apply to any distribution or other action which is necessary to maintain our REIT status.

    Notwithstanding the foregoing, the Operating Partnership can pay any distribution within 30 days of the declaration of the distribution if, at the date of declaration, the distribution would have complied with the provisions listed above.

    EXISTENCE. Except as expressly permitted, we must preserve and keep in full force and effect our existence, rights and franchises; PROVIDED, HOWEVER, that we are not required to preserve any right or franchise if we determine that such preservation is no longer desirable in the conduct of our businesses and that its loss is not materially disadvantageous to the holders of the debt securities.

    MAINTENANCE OF PROPERTIES. The Operating Partnership must maintain and keep in good condition, repair and working order its material properties used or useful in the conduct of its or any subsidiary's business. The Operating Partnership will keep its material properties supplied with all necessary equipment. The Operating Partnership will make all necessary repairs, renewals, replacements, betterments and improvements to its material properties that, in the Operating Partnership's judgment, are necessary for the business carried on in connection with the material properties to be properly and advantageously conducted at all times. The Operating Partnership and its subsidiaries will not be prevented from selling or otherwise disposing for value their respective properties in the ordinary course of business.

    INSURANCE. The Operating Partnership must, and must cause each of its subsidiaries to, keep all of its insurable properties insured against loss or damage equal to their then full insurable value with financially sound and reputable insurance companies.

    PAYMENT OF TAXES AND OTHER CLAIMS. Before they become delinquent, we must pay or discharge:

    (a) all taxes, assessments and governmental charges levied or imposed on us or any subsidiary or upon our income, profits or property or that of any subsidiary, and

    (b) all lawful claims for labor, materials and supplies that, if unpaid, might by law become a lien upon our property.

    We are not required to pay or discharge any tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

    PROVISION OF FINANCIAL INFORMATION. The Operating Partnership will provide the holders of debt securities with copies of its annual reports and quarterly reports. Whether or not the Operating Partnership is subject to Section 13 or 15(d) of the Exchange Act and for so long as any debt securities are outstanding, the Operating Partnership will, to the extent permitted under the Exchange Act, be required to file with the SEC the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the SEC pursuant to such Section 13 or 15(d) if the Operating Partnership were so subject. The Operating Partnership will
(a) transmit by mail to all holders of debt securities without cost to such holders, copies of the annual reports and quarterly reports which the Operating Partnership would have been required to file with the SEC pursuant to
Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (b) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections. If the Operating Partnership cannot file such documents with the SEC under the Exchange Act, the Operating Partnership will, upon written request and payment of duplication and delivery costs, supply copies of such documents to any prospective holder of debt securities.

    ADDITIONAL COVENANTS. Any additional or different covenants with respect to any series of debt securities will be set forth in the prospectus supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

    The following events are "Events of Default" with respect to any series of debt securities issued under the Indenture:

    (a) failure to pay interest on any debt securities of a series within 30 days after the interest becomes due;

    (b) failure to pay the principal or premium when due on any debt securities of a series;

    (c) failure to make any sinking fund payment as required for any debt security of a series;

    (d) default in the performance of any other of our covenants contained in the Indenture applicable to the series of debt securities in question, if such default has continued for 60 days after written notice as provided in the Indenture;

    (e) failure to pay an aggregate principal amount exceeding $5,000,000 of any evidence of recourse indebtedness or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, if:

        (x) the default occurred after the expiration of any applicable grace period; and

        (y) the default resulted in the acceleration of the maturity of such indebtedness; and

        (z) such indebtedness is not discharged or such acceleration is not rescinded or annulled.

    (f) certain events involving any bankruptcy, insolvency or reorganization of us or any significant subsidiary as defined in Regulation S-X of the Securities Act; and

    (g) any other Event of Default provided with respect to a particular series of debt securities.

    If an Event of Default occurs and is continuing, then the Trustee or the holders of 25% in principal amount of the outstanding debt securities of that series may declare the principal amount or, if the debt securities of that series are Original Issue Discount Securities or Indexed Securities, a specified portion of the principal amount of all of the debt securities of that series to be due and payable immediately. The holders of a majority in principal amount of the debt securities then outstanding or of such series affected may revoke and cancel such declaration and its consequences if:

    (a) we have deposited with the Trustee all required payments of the principal of premium if any, and interest on the debt securities then outstanding or of such series affected, plus certain fees, expenses, disbursements and advances of the Trustee; and

    (b) all Events of Default, other than the non-payment of accelerated principal of, or specified portion thereof, or premium or interest on the debt securities of such series or of all outstanding debt securities have been cured or waived as provided in the Indenture.

    Holders of a majority in principal amount of the outstanding debt securities of any series or of all debt securities then outstanding under the Indenture may waive any past default with respect to such series and its consequences, except a default:

    (a) in the payment of the principal of, premium, or interest on any debt security of such series; or

    (b) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security affected thereby.

    Unless the default has been cured or waived, the Trustee will notify the holders of debt securities within 90 days of such default under the Indenture; PROVIDED, HOWEVER, that the Trustee may withhold notice to the holders of any series of debt securities of any default with respect to such series if specified responsible officers of the Trustee consider such withholding to be in the interest of such holders. The Trustee may not withhold notice of a default in the payment of the principal, premium, or interest on any debt security or of a default in the payment of any sinking fund installment relative to any debt security.

    If the Trustee fails to act for 60 days after it has received both a written request to institute proceedings in respect of an Event of Default from the holders of 25% in principal amount of the outstanding debt securities of the affected series and an offer of reasonable indemnity, the holders of debt securities of any series then can institute any proceedings with respect to the Indenture or for any remedy under the Indenture. This provision will not prevent any holder of debt securities from instituting suit for the enforcement of payment of the principal of, premium, if any, and interest on such debt securities when due.

    If holders of any series of debt securities then outstanding have offered to the Trustee reasonable security or indemnity, the Trustee must exercise any of its rights or powers under the Indenture at the request or direction of such holders. The holders of a majority in principal amount of the outstanding debt securities of any series, or the holders of all debt securities then outstanding under the Indenture, as the case may be, shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. The Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, or which may be unduly prejudicial to the holders of debt securities of such series not joining in the proceeding.

    Within 120 days after the close of each fiscal year, we must deliver to the Trustee a certificate, signed by an officer, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURE

    The Indenture may be modified and amended with the consent of the holders of a majority in principal amount of all outstanding debt securities or series of outstanding debt securities which are affected by such modification or amendment. Only with the consent of each holder of any debt security affected, may an amendment or modification to the Indenture:

    (a) change the stated maturity of the principal of, premium, if any, or any installment of interest on, the debt security;

    (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable upon redemption of, the debt security;

    (c) reduce the amount of principal of an original issue discount security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of such debt security;

    (d) change the place of payment, or currency for payment of principal of, premium, if any, or interest on the debt security;

    (e) impair the right to institute suit for the enforcement of any payment on or with respect to the debt security;

    (f) reduce the percentage of outstanding debt securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions of the Indenture or certain defaults and consequences under the Indenture or to reduce the quorum or voting requirements set forth in the Indenture;

    (g) modify or affect in any manner adverse to the holders the terms and conditions of our obligations in respect of the payment of principal, premium, if any, and interest on any Guaranteed Securities;

    (h) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of the debt security.

    Holders of a majority in principal amount of a series of outstanding debt securities may waive our compliance with certain covenants relating to any series of debt securities in the Indenture.

    We and the Trustee may modify or amend the Indenture without the consent of any holder of debt securities for any of the following purposes:

    (a) to evidence the succession of another person to the Operating Partnership as obligor;

    (b)  to evidence our successor as the guarantor under the Indenture;

    (c) to add to the covenants for the benefit of the holders of all or any series of debt securities;

    (d)  to surrender any right or power conferred upon us in the Indenture;

    (e) to add Events of Default for the benefit of the holders of all or any series of debt securities;

    (f) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, debt securities in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, PROVIDED that such action shall not materially and adversely affect the interests of the holders of the debt securities of any series;

    (g) to amend or supplement any provisions of the Indenture, PROVIDED that no such amendment or supplement shall materially adversely affect the interests of the holders of any debt securities then outstanding;

    (h) to secure the debt securities;

    (i)  to establish the form or terms of debt securities of any series;

    (j) to provide for a successor Trustee's acceptance of appointment or facilitate the administration of the trusts under the Indenture by more than one trustee;

    (k) to cure any ambiguity, defect or inconsistency in the Indenture, PROVIDED that such action shall not materially and adversely affect the interests of holders of debt securities of any series;

    (l) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such debt securities, PROVIDED that such action shall not materially adversely affect the interests of the holders of the debt securities of any series.

    With respect to guaranteed securities, we or our subsidiaries may, without the consent of any holder of debt securities, directly assume the payment of the principal of and/or any premium and interest on all the guaranteed securities. We or our subsidiaries may assume the performance of every covenant of the Indenture required to be performed or observed by the Operating Partnership. Upon assumption, we or our subsidiaries will succeed to, and be substituted for and may exercise every right and power of, the Operating Partnership under the Indenture. The Operating Partnership shall be released from all obligations and covenants with respect to the Guaranteed Securities. We can enter into such assumption only if we have delivered to the Trustee (a) an officers' certificate and an opinion of counsel, stating, among other things, that the Guarantee and all other of our covenants in the Indenture remain in full force and effect and
(b) an opinion of independent counsel that the holders of guaranteed securities shall have no United States Federal tax consequences as a result of such assumption, and that, if listed on the New York Stock Exchange, that such listed debt securities shall not be delisted as a result of such assumption.

HOW A MAJORITY IS DETERMINED

    To determine whether the holders of the requisite principal amount of outstanding debt securities of a series have given any request, demand, authorization, direction, notice, consent or waiver under the Indenture or whether a quorum is present at a meeting of holders of debt securities,

    (a) the principal amount of an original issue discount security that shall be deemed to be outstanding shall be the amount of the principal that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity of the original issue discount security,

    (b) the principal amount of a debt security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such debt security, of the principal amount or, in the case of an original issue discount security, the U.S. dollar equivalent on the issue date of such debt security of the amount determined as provided in
(a) above,

    (c) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such Indexed Security at original issuance, unless the Indenture otherwise provides, and

    (d) debt securities owned by the Operating Partnership or any other obligor upon the debt securities or any affiliate of the Operating Partnership or of such other obligor shall be disregarded.

MEETINGS OF THE HOLDERS OF DEBT SECURITIES

    The Trustee can call a meeting of the holders of debt securities of any series at any time. Upon request and notice, we, in respect of a series of guaranteed securities, or the holders of 10% in principal amount of the outstanding debt securities of such series can call a meeting. Except for any consent that must be given by the holder of each debt security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present will be permitted to be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series; PROVIDED, HOWEVER, that, except as referred to above, any resolution that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding debt securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the Indenture will be binding on all holders of debt securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series; PROVIDED, HOWEVER, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of a specified percentage in principal amount of the outstanding debt securities of a series, the persons holding or representing such specified percentage will constitute a quorum.

    Notwithstanding the foregoing provisions, if the Indenture expressly provides that any action to be taken at a meeting of holders of debt securities of any series may be taken by the holders of a specified percentage which is less than a majority in principal amount of the outstanding debt securities of a series, then such action may be taken at a meeting at which a quorum is present by the affirmative vote of holders of such specified percentage in principal amount of the outstanding debt securities of such series.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    The Operating Partnership may discharge certain obligations to holders of any series of debt securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year, or will be scheduled for redemption within one year, by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable in an amount sufficient to pay the entire indebtedness on such debt securities in respect of principal, premium, if any, and interest to the date of such deposit, if such debt securities have become due and payable, or to the stated maturity or redemption date, as the case may be.

    Unless the Indenture's defeasance provisions are made inapplicable to the debt securities of or within any series, the Operating Partnership may elect either (a) to defease and discharge itself and Chelsea, if such debt securities are guaranteed securities, from any and all obligations with respect to such debt securities or (b) to release itself and Chelsea, if such debt securities are guaranteed securities, from obligations with respect to such debt securities under the Indenture and, if provided under certain sections of the Indenture, our obligations with respect to any other covenant. Any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such debt securities, a covenant defeasance, in either case upon the irrevocable deposit by the Operating Partnership or Chelsea, if the debt securities are guaranteed securities, with the Trustee, in trust, of funds, which may include government obligations which through the scheduled payment of principal and interest, will provide money in an amount sufficient to pay the principal of, and premium, if any, and interest on such debt securities, and any mandatory sinking fund or analogous payments, when due. Chelsea, if such debt securities are guaranteed securities, and the Operating Partnership will be required to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on the debt securities. We will retain the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities and to hold moneys for payment in trust.

    The Operating Partnership can establish such a trust if, among other things, we have delivered to the Trustee an opinion of counsel stating that:

    (a) the holders of such debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance, and

    (b) the holders will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred.

    The opinion of counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture.

    Unless the prospectus supplement otherwise provides, if, after the Operating Partnership has effected defeasance or covenant defeasance with respect to debt securities of any series, (a) the holder of a debt security of such series is entitled to and elects to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such debt security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such debt security will be fully discharged and satisfied through the payment of the principal of and premium, if any, and interest on such debt security as they become due out of the proceeds yielded by converting the amount deposited in respect of such debt security into the currency, currency unit or composite currency in which such debt security becomes payable as a result of such election or such Conversion Event. The conversion will be based on the applicable market exchange rate.

    "Conversion Event" means the cessation of use of (a) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (b) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Community or
(c) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable prospectus supplement, all payments of principal of, premium, if any, and interest on any debt security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

    In the event the Operating Partnership effects covenant defeasance with respect to any debt securities and such debt securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Event of Default, Notice and Waiver" with respect to sections no longer applicable to such debt securities or described in clause (g) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, and the funds we deposited with the Trustee are insufficient to pay the amount declared due, Chelsea, if such debt securities are guaranteed securities, and the Operating Partnership will remain liable to make payment of such amounts due at the time of acceleration.

    The applicable prospectus supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

NO CONVERSION RIGHTS

    The debt securities will not be convertible into or exchangeable for any of our capital stock or equity interest in the Operating Partnership.

GLOBAL SECURITIES

    The Operating Partnership may issue the debt securities of a series in whole or in part in the form of one or more global securities. The global securities will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The applicable prospectus supplement will describe the specific terms of the depositary arrangement with respect to a series of debt securities.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

    Chelsea is authorized to issue 5,000,000 shares of preferred stock, $.01 par value per share. At June 30, 2000, 1,000,000 shares of 8 3/8% Series A Cumulative Redeemable Preferred Stock were issued and outstanding.

    The statements below describing the preferred stock are in all respects subject to and qualified by reference to the applicable provisions of our Articles of Incorporation and Bylaws and any applicable articles supplementary to the Articles of Incorporation designating terms of a series of preferred stock.

    The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of common stock. Issuance of preferred stock could impede, delay, prevent or facilitate a merger, tender offer or change in our control. Although the Board of Directors is required to make a determination as to the best interests of our stockholders when issuing preferred stock, the Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in our best interests or in which stockholders might receive a premium for their shares over the then prevailing market price. Management believes that the availability of preferred stock will provide us with increased flexibility in structuring possible future financing and acquisitions and in meeting other needs that might arise.

TERMS

    Subject to the limitations prescribed by the Articles of Incorporation, the Board of Directors can fix the number of shares constituting each series of preferred stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors. When issued, the preferred stock will be fully paid and nonassessable by us. The preferred stock will have no preemptive rights.

    Reference is made to the prospectus supplement relating to the preferred stock offered thereby for specific terms, including:

    (1) the title and stated value of the preferred stock;

    (2) the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

    (3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

    (4) the date from which dividends on the preferred stock shall accumulate, if applicable;

    (5) the procedures for any auction and remarketing, if any, for the preferred stock;

    (6) the provision for a sinking fund, if any, for the preferred stock;

    (7) the provision for redemption, if applicable, of the preferred stock;

    (8) any listing of the preferred stock on any securities exchange;

    (9) the terms and conditions, if applicable, upon which the preferred stock will be convertible into our common stock, including the conversion price, or the manner of calculation thereof;

    (10) whether interests in the preferred stock will be represented by depositary shares;

    (11) any other specific terms, preferences, rights, limitations or restrictions of the preferred stock;

    (12) a discussion of federal income tax considerations applicable to the preferred stock;

    (13) the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

    (14) any limitations on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

    (15) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT.

RANK

    Unless otherwise specified in the prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or our winding up, rank:

    (a) senior to all classes or series of our common stock;

    (b) senior to all equity securities ranking junior to the preferred stock;

    (c) equal with all equity securities issued by us, if the terms of such securities specifically provide for equal treatment;

    (d) junior to all equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock.

    The term "equity securities" excludes convertible debt securities.

DIVIDENDS

    Holders of the preferred stock of each series will be entitled to receive, when and if declared by our Board of Directors, out of assets legally available for payment, cash dividends at rates and on dates set forth in the applicable prospectus supplement. Each such dividend will be payable to holders of record as they appear on our share transfer books on the applicable record dates. Our Board of Directors will fix the record dates for dividend payments.

    As provided in the applicable prospectus supplement, dividends on any series of the preferred stock may be cumulative or non-cumulative. Cumulative dividends will be cumulative from and after the date set forth in the applicable prospectus supplement. If our Board of Directors fails to declare a dividend payable on a dividend payment date on any series of the preferred stock for which dividends are non-cumulative, then the holders of such series of the preferred stock will have no right to receive a dividend for the dividend period ending on such dividend payment date. We will have no obligation to pay the dividend accrued for such dividend period, whether or not dividends on such series are declared payable on any future dividend payment date.

    If preferred stock of any series is outstanding, our Board of Directors will not declare, pay or set apart for payment dividends on any of our capital stock of any other series ranking, as to dividends, equally with or junior to the preferred stock outstanding for any period unless:

    (a) for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay, full cumulative dividends on the preferred stock through the then current dividend period; and

    (b) for preferred stock lacking a cumulative dividend, we have declared and paid or declared and set aside a sum sufficient to pay full dividends for the then current dividend period;

    When dividends are not paid in full, or when a sum sufficient for such full payment is not set apart, upon preferred stock of any series and the shares of any other series of preferred stock ranking equally as to dividends with the preferred stock of such series, all dividends declared upon preferred stock of such series and any other series of preferred stock ranking equally as to dividends with such preferred stock shall be declared pro rata so that the amount of dividends declared per share of preferred stock of such series and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the preferred stock of such series, which shall not include any accumulation of unpaid dividends for prior dividend periods if such preferred stock lacks a cumulative dividend, and such other series of preferred stock bear to each other. No interest, or sum of money instead of interest, shall be payable for any dividend payment or payments on preferred stock of such series which may be in arrears.

    Except as provided in the immediately preceding paragraph, unless we have paid dividends through the then current dividend period, including dividend payments in arrears if dividends are cumulative, for such series of preferred stock or unless our Board of Directors has declared such dividends and has set aside a sum sufficient for such payment, our Board of Directors shall not declare dividends, other than in shares of common stock or other capital shares ranking junior to the preferred stock of such series as to dividends and upon liquidation, or pay or set aside for payment or declare or make any other distribution upon the common stock, or any other of our capital shares ranking junior to or equally with the preferred stock of such series as to dividends or upon liquidation. Additionally, we shall not redeem, purchase or otherwise acquire for any consideration, or any moneys to be paid or made available for a sinking fund for the redemption of any such shares, any shares of common stock, or any other of our capital shares ranking junior to or equally with the preferred stock of such series as to dividends or upon liquidation. Notwithstanding the foregoing, we may convert such shares into or exchange such shares for other of our capital shares ranking junior to the preferred stock of such series as to dividends and upon liquidation.

REDEMPTION

    If the applicable prospectus supplement so provides, the preferred stock will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

    The prospectus supplement applicable to a series of preferred stock that is subject to mandatory redemption will specify:

    (a) the number of shares of such preferred stock that shall be redeemed by us in each year,

    (b) the year such redemption will commence,

    (c) the redemption price per share, together with an amount equal to all accrued and unpaid dividends thereon to the date of redemption,

    (d) whether the redemption price is payable in cash or property.

    If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of our capital shares, the terms of such preferred stock may provide that, if we have not issued capital shares or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock shall automatically be converted into our capital shares pursuant to conversion provisions specified in the applicable prospectus supplement.

    We can not redeem, purchase or otherwise acquire shares of a series of preferred stock unless:

    (a) for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay, full cumulative dividends on the preferred stock through the then current dividend period; and

    (b) for preferred stock lacking a cumulative dividend, we have declared and paid or declared and set aside a sum sufficient to pay full dividends for the then current dividend period.

    The foregoing shall not prevent the purchase or acquisition of preferred stock of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of such series.

    If fewer than all of the outstanding shares of preferred stock of any series are to be redeemed, we will determine the number of shares to be redeemed. We may redeem the shares on a pro rata basis from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder with adjustments to avoid redemption of fractional shares, or by lot.

    We will mail notice of redemption 30 to 60 days prior to the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on our share transfer books. Each notice shall state:

    (a) the redemption date;

    (b) the number of shares and series of the preferred stock to be redeemed;

    (c) the redemption price;

    (d) the place or places where certificates for such preferred stock are to be surrendered for payment of the redemption price;

    (e) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and

    (f) the date upon which the holder's conversion rights, if any, as to such shares shall terminate.

    If we are to redeem fewer than all the shares of preferred stock of any series, the notice we mail to each holder of preferred stock shall specify the number of shares of preferred stock to be redeemed from each holder. If we have given notice of redemption of any preferred stock and if we have set aside, in trust for the benefit of the holders of any preferred stock called for redemption, the funds necessary for such redemption, then from and after the redemption date dividends will cease to accrue on the preferred stock to be redeemed. Additionally all rights of the holders of the redeemable shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then the holders of each series of preferred stock shall be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share, plus an amount equal to all dividends accrued and unpaid on such series of preferred stock. Such preferred shareholders will receive these distributions before any distribution or payment shall be made to the holders of any common stock or any other class or series of our capital shares ranking junior to the preferred stock in the distribution of assets upon our liquidation, dissolution or winding up. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. If our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding preferred stock and the corresponding amounts payable on all shares of other classes or series of our capital shares ranking equally with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other such classes or series of capital shares shall share on a pro rata basis in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be entitled.

    If liquidating distributions have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital shares ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their rights and preferences and in each case according to their number of shares. For such purposes, our consolidation or merger with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute our liquidation, dissolution or winding up.

VOTING RIGHTS

    Holders of the preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

    Whenever dividends on any shares of preferred stock are in arrears for six or more consecutive quarterly periods, the holders of such shares of preferred stock, voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors at a special meeting called by the holders of record of ten percent (10%) of any series of preferred stock so in arrears or at the next annual meeting of stockholders, and at each subsequent annual meeting until (a) if such series of preferred stock has a cumulative dividend, we have paid or our Board of Directors has declared and set aside a sum sufficient for payment of all dividends accumulated on such shares of preferred stock for the past dividend periods and the then current dividend period or (b) if such series of preferred stock lacks a cumulative dividend, we have fully paid or our Board of Directors has declared and set aside a sum sufficient for payment of four consecutive quarterly dividends. In such case, two directors will be added to our Board of Directors.

    Unless provided otherwise for any series of preferred stock, so long as any shares of preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting with such series voting separately as a class, (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or
(b) amend, alter or repeal the provisions of our Articles of Incorporation or the designating amendment for such series of preferred stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of preferred stock or the holders thereof. With respect to the occurrence of any of the events set forth in (b) above so long as the preferred stock remains outstanding with the terms thereof materially unchanged, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of preferred stock. Additionally, any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or any increase in the amount of authorized shares of such series or any other series of preferred stock, in each case ranking on a parity with or junior to the preferred stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of preferred stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

    The applicable prospectus supplement will set forth the terms and conditions, if any, upon which any series of preferred stock is convertible into shares of common stock. Such terms will include the number of shares of common stock into which the shares of preferred stock are convertible, the conversion price, or manner of calculation thereof, the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred stock or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of preferred stock.

SHAREHOLDER LIABILITY

    Maryland law provides that no shareholder, including holders of preferred stock, shall be personally liable for our acts and obligations and that our funds and property shall be the only recourse for such acts or obligations.

RESTRICTIONS ON OWNERSHIP

    To qualify as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals as defined in the Code to include certain entities, during the last half of a taxable year. Therefore, the designating amendment for each series of preferred stock may contain provisions restricting the ownership and transfer of the preferred stock. The applicable prospectus supplement will specify any additional ownership limitation relating to a series of preferred stock.

REGISTRAR AND TRANSFER AGENT

    The applicable prospectus supplement will set forth the Registrar and Transfer Agent for the preferred stock.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

    We may issue receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred stock, as specified in the applicable prospectus supplement. Shares of preferred stock of each series represented by the depositary shares will be deposited under a separate deposit agreement between us, the depositary named therein and the holders of the depositary receipts. Subject to the terms of the deposit agreement, each depositary receipt owner will be entitled, in proportion to the fractional interest of a share of a particular series of preferred stock represented by the depositary shares evidenced by such depositary receipt, to all the rights and preferences of the preferred stock represented thereby.

    Depositary receipts issued pursuant to the applicable deposit agreement will evidence the depositary shares. Immediately following our issuance and delivery of the preferred stock to the depositary, we will cause the depositary to issue, on our behalf, the depositary receipts. Upon request, we will provide you with copies of the applicable form of deposit agreement and depositary receipt.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of depositary receipts owned by the holders.

    If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled thereto. If the depositary determines that it is not feasible to make such distribution, the depositary may, with our approval, sell the property and distribute the net proceeds from such sale to the holders.

WITHDRAWAL OF STOCK

    Upon surrender of the depositary receipts at the corporate trust office of the depositary, unless the related depositary shares have previously been called for redemption, the holders thereof will be entitled to delivery, to or upon such holders' order, of the number of whole or fractional shares of the preferred stock and any money or other property represented by the depositary shares evidenced by the depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of preferred stock represented by each depositary share as specified in the applicable prospectus supplement. Thereafter, holders of such shares of preferred stock will not be entitled to receive depositary shares for the preferred stock. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the depositary will deliver to the holder a new depositary receipt evidencing the excess number of depositary shares.

REDEMPTION OF DEPOSITARY SHARES

    Provided we shall have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the redemption date, whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing shares of the preferred stock so redeemed. The redemption price per depositary share will be equal to the redemption price and any other amounts per share payable with respect to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected as nearly as may be practicable without creating fractional depositary shares, pro rata, or by any other equitable method we determine.

    From and after the date fixed for redemption, all dividends in respect of the shares of preferred stock so called for redemption will cease to accrue, the depositary shares called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such depositary receipts were entitled to receive upon such redemption upon surrender to the depositary of the depositary receipts representing the depositary shares.

VOTING OF THE PREFERRED STOCK

    Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts evidencing the depositary shares that represent such preferred stock. Each record holder of depositary receipts evidencing depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by such holder's depositary shares. The depositary will vote the amount of preferred stock represented by such depositary shares in accordance with such instructions, and we will agree to take all reasonable action that may be deemed necessary by the depositary in order to enable the depositary to do so. If the depositary does not receive specific instructions from the holders of depositary receipts evidencing such depositary shares, it will abstain from voting the amount of preferred stock represented by such depositary shares. The depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from the depositary's negligence or willful misconduct.

LIQUIDATION PREFERENCE

    Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary share evidenced by such depositary receipt, as set forth in the applicable prospectus supplement.

CONVERSION OF PREFERRED STOCK

    Except in connection with certain conversions in connection with the preservation of our REIT status, the depositary shares are not convertible into our common stock or any other of our securities or property. Nevertheless, if the applicable prospectus supplement so specifies, the holders of the depositary receipts may surrender their depositary receipts to the depositary with written instructions to the depositary to instruct us to cause conversion of the preferred stock represented by the depositary shares evidenced by such depositary receipts into whole shares of common stock, other shares of our preferred stock or other shares of our capital stock, and we have agreed that upon receipt of such instructions and any amounts payable in respect thereof, we will cause the conversion of the depositary shares utilizing the same procedures as those provided for delivery of preferred stock to effect such conversion. If the depositary shares evidenced by a depositary receipt are to be converted in part only, the depositary will issue a new depositary receipt for any depositary shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

    By agreement, we and the depositary at any time can amend the form of depositary receipt and any provision of the deposit agreement. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to holders of the related preferred stock will be effective only if the existing holders of at least two-thirds of the depositary shares have approved the amendment. No amendment shall impair the right, subject to certain exceptions in the deposit agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time an amendment becomes effective shall be deemed, by continuing to hold the depositary receipt, to consent and agree to the amendment and to be bound by the deposit agreement as amended thereby.

    Upon 30 days' prior written notice to the depositary, we may terminate the deposit agreement if (a) such termination is necessary to preserve our status as a REIT or (b) a majority of each series of preferred stock affected by such termination consents to such termination. Upon the termination of the deposit agreement, the depositary shall deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by the depositary receipts together with any other property held by the depositary with respect to the depositary receipt. If the deposit agreement is terminated to preserve our status as a REIT, then we will use our best efforts to list the preferred stock issued upon surrender of the related depositary shares on a national securities exchange.

    The deposit agreement will automatically terminate if (a) all outstanding depositary shares shall have been redeemed, (b) there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation, dissolution or winding up and such distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing such preferred stock or (c) each share of the related preferred stock shall have been converted into our capital stock not so represented by depositary shares.

CHARGES OF DEPOSITARY

    We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay certain other transfer and other taxes and governmental charges. The holders will also pay the fees and expenses of the depositary for any duties, outside of those expressly provided for in the deposit agreement, the holders request to be performed.

RESIGNATION AND REMOVAL OF DEPOSITARY

    The depositary may resign at any time by delivering to us notice of its election to do so. We may at any time remove the depositary, any such resignation or removal will take effect upon the appointment of a successor depositary. A successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of $50,000,000 or more.

MISCELLANEOUS

    The depositary will forward to holders of depositary receipts any reports and communications from us which are received by the depositary with respect to the related Preferred Stock.

    We and the depositary will not be liable if either of us is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the deposit agreement. Our obligations and the depositary's obligations under the deposit agreement will be limited to performing the duties thereunder in good faith and without negligence, in the case of any action or inaction in the voting of preferred stock represented by the depositary shares, gross negligence or willful misconduct. If satisfactory indemnity is furnished, we and the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of preferred stock represented thereby. We and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented by depository receipts for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

    In the event the depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on our claims, requests or instructions.

                          DESCRIPTION OF COMMON STOCK

GENERAL

    Chelsea's authorized capital stock includes 50 million shares of common stock, $.01 par value per share. For each outstanding share of common stock held, the holder is entitled to one vote on all matters presented to stockholders for a vote. Cumulative voting is not permitted. Holders of the common stock do not have preemptive rights. At August 9, 2000, there were 15,941,159 shares of common stock outstanding.

    All shares of common stock issued and sold will be duly authorized, fully paid, and non-assessable. Distributions may be paid to the holders of common stock if and when declared by our Board of Directors. Dividends will be paid out of funds legally available for dividend payment. We have paid quarterly dividends, beginning with a dividend for the portion of the quarter from the closing of our initial public offering in November 1993.

    Under Maryland law, stockholders are generally not liable for our debts or obligations. If we are liquidated, subject to the right of any holders of preferred stock to receive preferential distributions, each outstanding share of common stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all of our known debts and liabilities.

CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION

    Our Board of Directors is divided into three classes of directors, with each class constituting approximately one-third of the total number of directors. The classes serve staggered terms. At each annual meeting of stockholders, the class of directors to be elected at such meeting will be elected for a three-year term and the directors in the other two classes will continue in office. We believe that classified directors will help to assure the continuity and stability of the Board of Directors and our business strategies and policies. The use of a staggered board may make a change in our control and/or the removal of incumbent management more difficult.

RESTRICTIONS ON OWNERSHIP

    In order to qualify as a REIT under the Code, not more than 50% in value of our outstanding common stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code, during the last half of a taxable year and the common stock must be beneficially owned by 100 or more persons during 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. To satisfy the above ownership requirements and certain other requirements for qualification as a REIT, our Board of Directors has adopted, and the stockholders approved, a provision in the Articles of Incorporation restricting the ownership or acquisition of shares of common stock.

REGISTRAR AND TRANSFER AGENT

    Boston EquiServe, L.P., Boston, Massachusetts is the Registrar and Transfer Agent for the common stock.

                              PLAN OF DISTRIBUTION

    We may sell the securities to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents. We will name, in the applicable prospectus supplement, any such underwriter or agent involved in the offer and sale of the securities.

    Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    We will set forth in the applicable prospectus supplement any underwriting compensation either of us pays to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

    If the applicable prospectus supplement so indicates, we will authorize dealers acting as our agents to solicit offers by certain institutions to purchase securities from them at the public offering price set forth in such prospectus supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such prospectus supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to Contracts shall be equal to, the respective amounts stated in the applicable prospectus supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Contracts will not be subject to any conditions except (a) the purchase by an institution of the securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (b) if the securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of the securities less the principal amount thereof covered by Contracts.

    In the ordinary course of business, certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us.

                                 LEGAL MATTERS

    Stroock & Stroock & Lavan LLP of New York, New York will pass upon the validity of the issuance of the securities offered hereby for us.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Reports on Form 10-K for the year ended December 31, 1999, as set forth in their report which is incorporated herein by reference. Our consolidated financial statements are incorporated by reference in reliance on their report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file reports, proxy statements and other information with the SEC. You may inspect and copy any document that we file at the public reference rooms maintained by the SEC in Washington, D.C., New York, New York and Chicago, Illinois. Any documents we file may also be available at the SEC's site on the World Wide Web located at http://www.sec.gov. For a fee you can obtain the documents by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

    We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement.

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    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                 --------------

                               TABLE OF CONTENTS

                                       Page
                                       ----
           Prospectus Supplement

Prospectus Supplement Summary........   S-2
Use of Proceeds......................   S-3
The Company and the Partnership......   S-3
Recent Developments..................   S-6
The Properties.......................   S-8
Capitalization.......................  S-11
Selected Consolidated Financial
  Data...............................  S-12
Description of the Notes.............  S-15
Certain United States Federal Income
  Tax Considerations.................  S-20
Underwriting.........................  S-23
Legal Matters........................  S-24

                Prospectus

About this Prospectus................     2
Incorporation of Certain Documents by
  Reference..........................     2
The Company and the Operating
  Partnership........................     4
Risk Factors.........................     4
Use of Proceeds......................     8
Ratios of Earnings to Fixed Charges
  and Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends..........................     9
Description of Debt Securities.......     9
Description of Preferred Stock.......    22
Description of Depositary Shares.....    28
Description of Common Stock..........    31
Plan of Distribution.................    32
Legal Matters........................    33
Experts..............................    33
Where You Can Find More Information..    33

                                  $150,000,000

                               CPG PARTNERS, L.P.

                                  8.25% Notes
                              due February 1, 2011

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                                     [LOGO]

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                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                                BANC OF AMERICA
                                 SECURITIES LLC

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